TRADUCCION PUBLICA

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the period of six months
ended June 30,
2004 presented in comparative format

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                               Table of Contents
                 Financial Statements and Limited Review Report
          For the period of six months ended June 30, 2004, presented in comparative format
                   Report of the Supervisory Syndics Committee
               For the period of six months ended June 30, 2004.
                             System established by
     Technical Regulations (N.T.2001) of the National Securities Commission


Heading                                                                        3

Consolidated Statement of Financial Condition                                  4

Consolidated Memorandum Accounts                                               7

Consolidated Income Statement                                                  8

Consolidated Statement of Cash Flows                                          10

Notes to Consolidated Financial Statements                                    11

Statement of Financial Condition                                              60

Income Statement                                                              61

Statement of Changes in Shareholders' Equity                                  62

Statement of Cash Flows                                                       63

Notes to Financial Statements                                                 64

Schedules                                                                     96

Information  required in addition to the Notes to
Financial Statements by Section 68 of the Buenos
Aires Stock Exchange regulations                                             103

Supplementary  and  Explanatory  Statement by the
Board of Directors  required by Section 2 of the
Accounting Documentation Rules of the Cordoba Stock
Exchange Regulations                                                         106

Informative Review                                                           109

Report of the Supervisory Syndics Committee

Limited Review Report

Name:                         Grupo Financiero Galicia S.A.
                              "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Legal domicile:               Tte. Gral. Juan D. Peron  N(0) 456 - Piso 2(0)
                              Autonomous City of Buenos Aires

Principal line of business:   Financial and Investment activities

6th fiscal year
For the period of six months ended June 30, 2004, Presented in comparative format


            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By-laws:                                    September 30, 1999

Date of more recent amendment to By-laws:   August 22, 2003

Registration number with the Corporation
Control Authority:                          8,569

Sequential Number - Corporation Control
Authority:                                  1,671,058

Date of expiry of the Company's by-laws:    June 30, 2100

Name of Controlling Company:                EBA HOLDING S.A.

Principal line of business:                 Financial and Investment activities

Interest held by the Controlling
Company in the Shareholders' equity
as of June 30, 2004:                        22.65%

Percentage of votes to which the
Controlling Company is
entitled as of June 30, 2004:               63.42%


=====================================================================================================================
                      CAPITAL STATUS as of June 30, 2004 (Note 8 to the Financial Statements)
                                              (In thousands of pesos)
---------------------------------------------------------------------------------------------------------------------
                                                       Shares
---------------------------------------------------------------------------------------------------------------------
         Number                     Type             Voting rights per        Subscribed              Paid in
                                                           share
---------------------------------------------------------------------------------------------------------------------
                          Ordinary  class "A", face
       281,221,650        value of 0.001                     5                 281,222                281,222
---------------------------------------------------------------------------------------------------------------------
                          Ordinary  class "B", face
       811,185,367        value of 0.001                     1                 811,185                811,185
---------------------------------------------------------------------------------------------------------------------
                          Preferred  shares,   face
       149,000,000        value of 0.001                     -                 149,000                149,000
---------------------------------------------------------------------------------------------------------------------
     1,241,407,017                                                           1,241,407              1,241,407
=====================================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of June 30, 2004 and December 31, 2003
                            (In thousands of pesos)


=============================================================================================================================
                                                                                            6.30.04               12.31.03
                                                                                  -------------------------------------------
  ASSETS
                                                                                  -------------------------------------------
 A.   CASH AND DUE FROM BANKS                                                               979,543                826,150
                                                                                  -------------------------------------------
      -Cash                                                                                 453,595                400,699
      -Banks and correspondents                                                             525,896                424,603
      -Others                                                                                    52                    848
                                                                                  -------------------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                                 2,096,353              2,865,191
                                                                                  -------------------------------------------
      -Holdings of investment account securities                                            968,626              2,485,120
      -Holdings of trading securities                                                       179,056                327,911
      -Unlisted government securities                                                       947,959                 51,317
      -Investments in listed corporate securities                                             7,434                  2,950
      -Allowances                                                                           (6,722)                (2,107)
                                                                                  -------------------------------------------
 C.   LOANS                                                                              11,560,753             11,049,561
                                                                                  -------------------------------------------
      -To the non-financial public sector                                                 8,030,338              7,800,551
      -To the financial sector                                                              168,361                194,692
      -To the non-financial private sector and residents abroad                           4,429,262              4,231,633
        -Overdrafts                                                                         170,177                218,902
        -Notes                                                                            1,493,011              1,387,766
        -Mortgage loans                                                                     666,841                719,593
        -Pledge loans                                                                        75,683                 54,644
        -Consumer loans                                                                      72,472                 55,175
        -Credit card loans                                                                  985,879                818,837
        -Others                                                                             422,152                456,716
        -Accrued Interest and quotation differences receivable                              544,990                523,080
        -Documented interest                                                                (1,914)                (2,485)
        -Unallocated collections                                                               (29)                  (595)
      -Allowances                                                                       (1,067,208)            (1,177,315)
                                                                                  -------------------------------------------
 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                6,337,319              6,197,409
                                                                                  -------------------------------------------
      -Argentine Central Bank                                                                74,652                 69,846
      -Amounts receivable for spot and forward sales to be settled                           10,027                      -
      -Securities receivable under spot and forward purchases to be settled                  81,740                    138
      -Unlisted negotiable obligations                                                      101,627                103,792
      -Others not included in the debtor classification regulations                       5,821,487              5,736,462
      -Others included in the debtor classification regulations                             248,290                308,398
      -Accrued interest receivable not included in the debtor classification
       regulations                                                                           86,037                 79,158
      -Accrued interest receivable included in the debtor classification
       regulations                                                                            4,829                  1,623
      -Allowances                                                                          (91,370)              (102,008)
=============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of June 30, 2004 and December 31, 2003
                            (In thousands of pesos)

==============================================================================================================================
                                                                                              6.30.04              12.31.03
                                                                                   -------------------------------------------
  E.  ASSETS UNDER FINANCIAL LEASES                                                            46,835                24,612
                                                                                   -------------------------------------------
       -Assets under financial leases                                                          51,993                29,418
       -Allowances                                                                            (5,158)               (4,806)
                                                                                   -------------------------------------------
 F.   EQUITY INVESTMENTS IN OTHER COMPANIES                                                    80,754                87,070
                                                                                   -------------------------------------------
       -In financial institutions                                                               3,015                 3,012
       -Others                                                                                107,399               141,916
       -Allowances                                                                           (29,660)              (57,858)
                                                                                   -------------------------------------------
 G.   MISCELLANEOUS RECEIVABLES                                                               442,308               470,290
                                                                                   -------------------------------------------
       -Debtors for sale of assets                                                                158                   185
       -Shareholders                                                                                -                 2,182
       -Others                                                                                412,616               454,705
       -Accrued interest on debtors for sale of assets                                             38                    40
       -Other accrued interest and adjustments receivable                                      58,896                67,055
       -Allowances                                                                           (29,400)              (53,877)
                                                                                   -------------------------------------------
 H.   FIXED ASSETS                                                                            500,440               517,532
                                                                                   -------------------------------------------
 I.   MISCELLANEOUS ASSETS                                                                    155,912               158,098
                                                                                   -------------------------------------------
 J.   INTANGIBLE ASSETS                                                                       684,222               727,057
                                                                                   -------------------------------------------
       -Goodwill                                                                              127,640               139,681
       -Organization and development expenses                                                 556,582               587,376
                                                                                   -------------------------------------------
 K.   UNALLOCATED ITEMS                                                                         1,152                 2,592
                                                                                   -------------------------------------------
      TOTAL ASSETS                                                                         22,885,591            22,925,562
                                                                                   ===========================================

==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of June 30, 2004 and December 31, 2003
                            (In thousands of pesos)

=================================================================================================================================
                                                                                                  6.30.04             12.31.03
                                                                                      -------------------------------------------
  LIABILITIES
                                                                                      -------------------------------------------
 L.    DEPOSITS                                                                                 6,017,583            5,583,991
                                                                                      -------------------------------------------
       -Non-financial public sector                                                                11,423               12,412
       -Financial sector                                                                           19,735               19,460
       -Non-financial private sector and residents abroad                                       5,986,425            5,552,119
         -Current accounts                                                                      1,452,367            1,163,703
         -Savings accounts                                                                      1,088,232              818,888
         -Time deposits                                                                         2,798,626            2,838,480
         -Investment accounts                                                                         337                  184
         -Others                                                                                  477,695              533,626
         -Accrued interest and quotation differences payable                                      169,168              197,238
                                                                                      -------------------------------------------
 M.    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                    13,990,510           15,099,421
                                                                                      -------------------------------------------
       -Argentine Central Bank                                                                  8,122,730            8,132,902
         -Liquidity assistance loans                                                            5,476,796            5,579,978
         -Others                                                                                2,645,934            2,552,924
       -Banks and international entities                                                          809,713            2,735,480
       -Unsubordinated negotiable obligations                                                   3,463,735            2,392,909
       -Amounts payable for spot and forward purchases to be settled                               75,591                    -
       -Securities to be delivered under spot and forward sales to be settled                      10,040               99,604
       -Loans from domestic financial institutions                                                226,929              131,763
       -Others                                                                                    948,097            1,003,865
       -Accrued interest and quotation differences payable                                        333,675              602,898
                                                                                      -------------------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                                  215,245              235,466
                                                                                      -------------------------------------------
       -Dividends payable                                                                              46                   46
       -Directors' and Syndics' fees payable                                                        1,330                1,347
       -Others                                                                                    211,876              232,246
       -Adjustments and accrued interest payable                                                    1,993                1,827
                                                                                      -------------------------------------------
 O.    PROVISIONS                                                                                 598,587              414,875
                                                                                      -------------------------------------------
 P.    SUBORDINATED NEGOTIABLE OBLIGATIONS                                                        359,183                    -
                                                                                      -------------------------------------------
 Q.    UNALLOCATED ITEMS                                                                            8,084                2,638
                                                                                      -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                           107,874               97,923
                                                                                      -------------------------------------------
TOTAL LIABILITIES                                                                              21,297,066           21,434,314
                                                                                      ===========================================
SHAREHOLDERS' EQUITY                                                                            1,588,525            1,491,248
                                                                                      -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                     22,885,591           22,925,562
=================================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                   as of June 30, 2004 and December 31, 2003
                            (In thousands of pesos)


==============================================================================================================================
                                                                                               6.30.04             12.31.03
                                                                                   -------------------------------------------
  DEBIT                                                                                     24,345,410           23,799,818
                                                                                   ===========================================
                                                                                   -------------------------------------------
  CONTINGENT                                                                                16,993,891           16,598,309
                                                                                   -------------------------------------------
  Loans obtained                                                                               106,819                    -
  Guarantees received                                                                       10,333,111           10,184,705
  Contingencies re. Contra items                                                             6,553,961            6,413,604
                                                                                   -------------------------------------------
  CONTROL                                                                                    7,109,504            6,963,266
                                                                                   -------------------------------------------
  Uncollectible loans                                                                        1,030,447              931,968
  Others                                                                                     5,928,150            5,868,749
  Control re. contra items                                                                     150,907              162,549
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                  163,299              165,411
                                                                                   -------------------------------------------
  Derivatives re. contra items                                                                 163,299              165,411
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                78,716               72,832
                                                                                   -------------------------------------------
  Trust funds                                                                                   78,716               72,832
                                                                                   -------------------------------------------
  CREDIT                                                                                    24,345,410           23,799,818
                                                                                   ===========================================
                                                                                   -------------------------------------------
  CONTINGENT                                                                                16,993,891           16,598,309
                                                                                   -------------------------------------------
  Loans granted (unused balances)                                                              267,654              220,913
  Guarantees provided to the Argentine Central Bank                                          5,706,538            5,666,788
  Other guarantees provided included in the debtor classification regulations                  148,626              234,416
  Other guarantees provided not included in the debtor classification regulations              414,127              268,725
  Others included in the debtor classification regulations                                      32,594               33,279
  Others not included in the debtor classification regulations                                      75                   75
  Contingencies re. Contra items                                                            10,424,277           10,174,113
                                                                                   -------------------------------------------
  CONTROL                                                                                    7,109,504            6,963,266
                                                                                   -------------------------------------------
  Valuables to be credited                                                                     150,740              162,396
  Others                                                                                           167                  153
  Control re. contra items                                                                   6,958,597            6,800,717
                                                                                  --------------------------------------------
  DERIVATIVES                                                                                  163,299              165,411
                                                                                   -------------------------------------------
  "Notional" value of put options written                                                      163,299              165,411
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                78,716               72,832
                                                                                   -------------------------------------------
  Trust liabilities re. Contra items                                                            78,716               72,832

==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                          For the period of six months
               commenced January 1, 2004 and ended June 30, 2004
                  presented in comparative format with the same
                       period of the previous fiscal year
                            (In thousands of pesos)


==========================================================================================================================
                                                                                         6.30.04             6.30.03
                                                                                  ----------------------------------------

 A.   FINANCIAL INCOME                                                                   823,874           1,045,742
                                                                                  ----------------------------------------
      Interest on cash and due from banks                                                     19                  49
      Interest on loans granted to the financial sector                                    2,757              65,373
      Interest on overdrafts                                                              12,153              22,016
      Interest on notes                                                                   46,977             102,888
      Interest on mortgage loans                                                          34,194              59,195
      Interest on pledge loans                                                             2,574               7,980
      Interest on credit card loans                                                       79,603              61,200
      Interest on other loans                                                             11,427              15,799
      Net income from government and corporate securities                                 65,849              65,485
      Interest income from other receivables resulting from financial brokerage           31,333              59,107
      Net income from secured loans - Decree 1387/01                                     128,739              95,103
      Consumer price index adjustment (CER)                                              293,815             484,636
      Salary variation index adjustment (CVS)                                             28,926                  -
      Others                                                                              85,508               6,911
                                                                                  ----------------------------------------
 B.   FINANCIAL EXPENSES                                                                 603,092             987,549
                                                                                  ----------------------------------------
      Interest on current account deposits                                                 1,563               5,968
      Interest on savings account deposits                                                 2,138               1,293
      Interest on time  deposits                                                          42,793             129,050
      Interest on loans from the financial sector                                          3,465               3,327
      Interest expense for other liabilities resulting from financial brokerage           90,272             180,086
      Other interest                                                                     132,579             230,025
      Consumer price index adjustment (CER)                                              253,049             154,093
      Others                                                                              77,233             283,707
                                                                                  ---------------------------------------
      GROSS BROKERAGE MARGIN                                                             220,782              58,193
                                                                                  =======================================
 C.   LOAN LOSS PROVISION                                                                 96,583             232,011
                                                                                  ---------------------------------------
 D.   INCOME FROM SERVICES                                                               251,505             200,166
                                                                                  ---------------------------------------
      In relation to lending transactions                                                 74,366              62,235
      In relation to borrowing transactions                                               65,906              54,950
      Other commissions                                                                    4,688               4,814
      Others                                                                             106,545              78,167
                                                                                  --------------------------------------
 E.   EXPENSES FOR SERVICES                                                               43,965              30,938
                                                                                  --------------------------------------
      Commissions                                                                         19,857              17,152
      Others                                                                              24,108              13,786
========================================================================================================================
      MONETARY RESULT OF FINANCIAL BROKERAGE                                                  -              (14,128)
========================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                          For the period of six months
               commenced January 1, 2004 and ended June 30, 2004
                  presented in comparative format with the same
                       period of the previous fiscal year
                            (In thousands of pesos)

=======================================================================================================================
                                                                                          6.30.04           6.30.03
                                                                                -------------------------------------
                                                                                -------------------------------------

 G.   ADMINISTRATIVE EXPENSES                                                             304,885           274,744
                                                                                -------------------------------------
      Personnel expenses                                                                  136,848           118,285
      Directors' and syndics' fees                                                          1,469             1,126
      Other fees                                                                            9,614             8,778
      Advertising and publicity                                                            17,975             5,636
      Taxes                                                                                22,921            13,319
      Other operating expenses                                                             92,128           107,974
      Others                                                                               23,930            19,626
                                                                                -------------------------------------
      MONETARY RESULT OF OPERATING EXPENSES                                                     -                84
                                                                                -------------------------------------
           NET INCOME (LOSS) ON FINANCIAL BROKERAGE                                        26,854         (293,378)
                                                                                =====================================
           RESULT OF MINORITY INTEREST                                                    (4,748)          (11,857)
                                                                                -------------------------------------
 H.    MISCELLANEOUS INCOME                                                               137,869           394,662
                                                                                -------------------------------------
       Net income from long-term investments                                                   39                 -
       Penalty interest                                                                       494             2,307
       Loans recovered and allowances reversed                                             91,800           283,015
       Consumer price index adjustment (CER)                                                4,488            52,826
       Others                                                                              41,048            56,514
                                                                                -------------------------------------
 I.    MISCELLANEOUS LOSSES                                                               265,235           143,018
                                                                                -------------------------------------
       Result of long-term investments                                                          -            18,858
       Penalty interest and charges in favor of the Argentine Central Bank                     14                 -
       Loan loss provision for miscellaneous receivables and other provisions             146,077            19,567
       Consumer price index adjustment (CER)                                                  166             1,762
       Others                                                                             118,978           102,831
                                                                                -------------------------------------
       MONETARY RESULT OF OTHER OPERATIONS                                                      -           (3,619)
                                                                                -------------------------------------
       PRE-TAX NET LOSS                                                                  (105,260)         (57,210)
                                                                                -------------------------------------
 K.    INCOME TAX                                                                            7,515              614
                                                                                =====================================
       NET LOSS FOR THE PERIOD                                                           (112,775)         (57,824)
=====================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                          For the period of six months
               commenced January 1, 2004 and ended June 30, 2004
                  presented in comparative format with the same
                       period of the previous fiscal year
                            (In thousands of pesos)

=======================================================================================================================
                                                                                          6.30.04           6.30.03
                                                                                ---------------------------------------
  Changes in cash
  Cash and cash equivalents at the beginning of the year                                  826,150           546,104
  Increase in cash and cash equivalents                                                   153,393           386,019
                                                                                ---------------------------------------
  Cash and cash equivalents at the end of the period                                      979,543           932,123
                                                                                =======================================
  Reasons for changes in cash
  Financial income collected                                                              441,040           484,932
  Income from services collected                                                          250,994           199,068

  Less:
  Financial expenses paid                                                               (261,903)         (605,686)
  Expenses for services paid                                                             (43,895)          (29,347)
  Administrative expenses paid                                                          (250,172)         (201,576)
                                                                                ---------------------------------------
  Cash provided by (used in) operating activities                                         136,064         (152,609)
                                                                                =======================================
  Other sources of cash
  Increase in deposits, net                                                               724,184           431,836
  Increase in other liabilities resulting from financial brokerage, net                         -            27,936
  Decrease in government and corporate securities, net                                    206,340            84,932
  Decrease in loans, net                                                                        -            79,635
  Decrease in other receivables resulting from financial brokerage, net                         -            85,479
  Other sources of cash                                                                    97,762            90,176
                                                                                ---------------------------------------
  Total sources of cash                                                                 1,028,286           799,994
                                                                                ---------------------------------------
  Other uses of cash
  Increase in loans, net                                                                (338,517)                 -
  Increase in other receivables resulting from financial brokerage, net                  (32,393)                 -
  Increase in other assets, net                                                          (53,041)         (118,192)
  Decrease in other liabilities resulting from financial brokerage, net                 (278,628)                 -
  Decrease in other liabilities, net                                                     (59,434)          (21,433)
  Decrease in subordinated negotiable obligations, net                                    (8,982)                 -
  Other uses of cash                                                                     (32,323)         (117,796)
  Repayment of principal and interest on restructured debt                              (207,639)                 -
                                                                                ---------------------------------------
  Total uses of cash                                                                  (1,010,957)         (257,421)
                                                                                ---------------------------------------
  Monetary result of cash and cash equivalents                                                  -           (3,945)
                                                                                ---------------------------------------
  Increase in cash and cash equivalents                                                   153,393           386,019
=======================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                          For the period of six months
                              ended June 30, 2004
                        presented in comparative format
                            (In thousands of pesos)
--------------------------------------------------------------------------------
NOTE 1:   ARGENTINE ECONOMIC CONTEXT

          The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:   FINANCIAL STATEMENT PRESENTATION

          The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the CNV. As required by the regulations mentioned above, the financial statements are presented in comparative format with the previous year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the quarterly financial statements of that Bank as supplementary information, so they should be read in conjunction with them.

          These financial statements give recognition to the effects of the changes in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). As established by BCRA Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.

          Under professional accounting standards (Argentine GAAP), application of that method remained in effect until September 30, 2003. Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 2:   (Continued)

          During the March-September 2003 period, a deflation rate of approximately 2% was recorded, which had no substantial impact on the financial statements.

NOTE 3:   ACCOUNTING POLICIES

          Below are the most important accounting policies used in preparing the consolidated financial statements:

          a.   Financial statement consolidation
               The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with the financial statements of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. (See Note 4 to the consolidated financial statements).

               Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the BCRA rules. For this reason the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

               Banco de Galicia y Buenos Aires S.A. and it's subsidiaries assets and liabilities represent 99.1% and 99.3% of Grupo Financiero Galicia S.A. total consolidated assets and liabilities.

               Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its branches in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank (Argentine Banking GAAP) and professional accounting standards (Argentine GAAP), except as mentioned in point c.1.d. of this Note.

               The foreign branches' and subsidiaries' financial statements have originally been issued in foreign currency and converted into pesos as follows:

               a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               b. The allotted capital was computed in the restated amounts actually disbursed.

               c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.

               d. The result for the period was determined as the difference between retained earnings at beginning of year, net of distributions of profits in cash, and the retained earnings at period end. Income statement account balances were converted into pesos applying the monthly average exchange rate of the variations recorded in each month of the current period. In the same period of the previous year, the average January-June 2003 exchange rate was applied.

               e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial Condition and the Income Statement.

               The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

               On April 30, 2003, an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, at which the absorption of the loss for the fiscal year ended December 31, 2002, restated into currency as of February 28, 2003, was approved according to the following detail:

               with prior year retained earnings: $ 353,724 with unrealized valuation difference for the net foreign currency position: $ 1,463,937 with discretional reserves: $ 337,184
               with equity adjustment fund - technical revaluation: $ 95,827

          b.   Consistency of accounting policies

               The accounting policies used in preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements) and Banco de Galicia y Buenos Aires S.A.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:

               b.1. - Foreign currency Assets and Liabilities

               These are stated at the US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

               Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's trading desk. As established by professional standards and regulations prevailing in Argentina, Banco de Galicia y Buenos Aires S.A. recognized the effects of the devaluation of the Argentine peso as from January 1, 2002.

               b.2. - Gold Bullion

               Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

               The company follows the procedure described in item b.1. to translate the value in U.S. dollars to Argentine pesos.

               b.3. - Government and Corporate Securities

               b.3.a. - Government Securities

               I) Holdings of investment accounts securities:

               Holdings included in investment accounts are recognized at cost, increased up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. When existing holdings of trading securities are involved, their market quotation at the close of operations of the day preceding the transfer of those holdings is considered to be the cost.

               In accordance with BCRA rules, the value thus determined will be reduced on the last day of each month by the amount of the positive difference resulting from comparing that balance with the market value of each security increased by 20%.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of securities held in the Bank's portfolio as of December 31, 2002 being classified as holdings in investment accounts.

               As of June 30, 2004, these holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 recorded at their technical value (see Note 1 to the financial statements, section "Compensation to financial institutions"). The treatment of the mentioned positive difference does not apply to these securities. While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities.

               If Argentine GAAP had been applied, the value of addition of those securities and of the balances to be received recorded in "Other receivables resulting from financial brokerage" would have been stated at their estimated market value.

               As of June 30, 2003, this caption also included the holdings of Argentine Republic External Bills Series 75 at Badlar rate and Argentine Republic External Bills Series 74 at Survey rate. Communique "A" 4084 dated January 30, 2004 established retroactive modifications in the valuation of these securities (see Note 12 - Prior year adjustments). For comparative purposes, those holdings have been disclosed under "Unlisted Government Securities", in these financial statements and valued as indicated in point III below.

               II) Holdings of trading securities:

               These are stated at the closing quotation for each security at period end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.

               III) Unlisted:

               As of June 30, 2004, the unlisted securities used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, text per Communique "A" 4084 dated January 30, 2004. The figures for the previous period have been modified for comparative purposes according to this criterion (see Note 12 - Prior year adjustments).

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               The Fiscal Credit Certificates have been stated at technical value, as they will be used to meet tax obligations.

               As of June 30, 2003, the other holdings had been valued at cost plus interest accrued at period end, where applicable.

               b.3.b. - Listed Corporate Securities

               These are valued at the quotation prevailing at period end, net of estimated selling expenses, where applicable.

               b.4. National and Provincial Secured Loans

               Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans.

               The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

               The Argentine Central Bank established that the positive difference between the carrying value of the Secured Loans and the book value of the securities exchanged is to be recorded in an asset adjustment account and charged to income monthly, in proportion to the term of each of the secured loans received.

               Had the position of government securities classified in investment accounts and presented for their exchange been valued under Argentine GAAP, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by $ 446,688 at the exchange date (November 5, 2001).

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               Subsequently, Decree 644/02 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by
               Section 3 of Decree 471/02. (see Note 1 to the financial statements - under Section entitled Public Debt).

               Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government debt. Decree No. 1579/02 established a voluntary provincial government debt exchange for bonds (BOGAR) or loans (Promissory Notes) issued by the Fiduciary Fund for Provincial Development (FFDP) and secured by taxation revenues the National Government shares with the provinces, for a term of 16 years, to be amortized in 156 consecutive instalments from March 4, 2005 at a fixed 2% annual interest rate and adjusted by applying the CER. Such Decree also considered the financial assistance granted to the Argentine provinces through loans to the FFDP to be eligible for the exchange. This portfolio was not eligible under Decree No. 1387/01 which had established the first exchange of government debt for secured loans that took place in November 2001.

               As envisaged in Section 3, subsection k) of that Decree, Banco de Galicia y Buenos Aires opted to exchange the BOGAR to be received under the exchange for Promissory Notes.

               As established by BCRA rules, Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, (mainly government securities not listed on stock exchanges), promissory notes and secured bonds issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector held in financial institutions' portfolios must be carried at the lower of "present value" or "technical value". The "present value" is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at the rate of 3% set by the BCRA until December 2003 and of 3.25% for the January-June 2004 period. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               As of June 30, 2004, if the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of June 30, 2004, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, it is charged to results. Banco de Galicia y Buenos Aires S.A. has charged $ 46,039 to the June 30, 2004 results for this item. In the same period of the previous year, application of this criterion would have led to a charge of $ 137,128 to results, considering the prior year adjustment.

               The assets used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, text per Communique "A" 4084 dated January 30, 2004. The figures for the previous period have been modified for comparative purposes according to this criterion (see Note 12 - Prior year adjustment).

               On July 2, 2004, Argentine Central Bank Communique "A" 4163 implemented changes to the valuation of government securities, establishing that those delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02 and not valued at present or technical values shall be adjusted by applying the CER, where applicable. This index-adjustment alternative is also valid for securities originally issued in foreign currency and converted into pesos, being therefore used to determine the carrying and nominal values.

               In addition, the interest rates to be applied monthly from July 2004 to May 2008 in determining the present value of the cash flows derived from government securities are to be index-adjusted according to the schedule established by that Communique.

               b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

               For foreign currency transactions and local currency transactions with a principal adjustment clause, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

               For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the pertinent adjustment from the application of the CER or the CVS, as the case may be under legal or contractual conditions, was accrued at period end.

               b.6. - Certificates of participation in financial trusts

               Certificates of participation in financial trsuts are recorded at face value plus accrued interest. Non-interest bearing certificates are valued taking into account the participation in net assets and liabilities, as shown in the financial statements of the related trusts.

               b.7. - Assets under Financial Leases

               Assets under financial leases are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

               b.8. - Equity investments in other companies

               b.8.a. - Investments in financial institutions and supplementary and authorized activities

               - Controlled companies

               Argentine:

               The equity investments in controlled companies are stated at their equity values.

               The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of December 31, 2003 because that company prepares its financial statements on a semi-annual basis and, at the date of these financial statements it company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed, as well as the effect of inflation as of February 28, 2003, were recognized.

               A provision has been set up to cover the deficit reported by Galicia Capital Markets S.A. in its equity.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               For purposes of the valuation of the equity investments held in Tarjetas Regionales S.A. and Galicia Capital Markets S.A., Banco de Galicia y Buenos Aires S.A. has adjusted the shareholders' equity in its financial statements due to the effect on them of the application of the deferred tax method in recognizing the income tax charge, a criterion that is not contemplated by Argentine Central Bank rules. Those adjustments led to a decrease of $ 15,495 in the shareholders' equity of Tarjetas Regionales S.A. and to an increase of $ 21,645 in its results, as well as to a decrease of $ 5,748 in the shareholders' equity and an increase of $103 in the results of Galicia Capital Markets S.A. It should be noted that those effects have been considered by Grupo Financiero Galicia S.A. in these financial statements.

               Irrevocable capital contributions that were made in Tarjeta Naranja S.A. and Tarjetas del Mar S.A. within the process for restructuring debts with Banco de Galicia y Buenos Aires S.A. have been disclosed at original values. In the case of Tarjetas del Mar S.A., a valuation allowance has been recorded.

               Foreign:

               Banco de Galicia (Cayman) Limited (In Provisional Liquidation) has been valued according to the equity method of accounting, on the basis of financial information originally issued in foreign currency. In the case of Banco Galicia Uruguay S.A., a provision for other contingencies has been set up to cover the deficit reported in its equity, as disclosed in Note 1 to these financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. - Capitalization.

               The financial statements of those entities were converted into pesos as mentioned in the fifth paragraph of point a. of this Note.

               - Minority interests

               Argentine:

               Minority interests have been valued at cost restated as mentioned in the fifth paragraph of point a. above of this Note, plus stock dividends.

               Foreign:

               Minotity interest in foreign entities are reflected at acquisition cost, plus stock dividends, recognized at their face value.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity investments into local currency.

               b.8.b. - In other companies

               - Minority interests

               Argentine:

               Argentine equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.

               A valuation allowance has been set up for the amount by which it is estimated that the equity investments in Ocye S.A., Argencontrol S.A., Alfer S.A., Galicia Inmobiliaria S.A., Coelsa S.A. Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A., Caminos de la Sierra S.A. and Net Investment S.A. are overstated in relation to their equity value.

               Foreign:

               Foreign equity investments are stated at the acquisition cost, plus stock dividends, recognized at their face value.

               The procedure referred to in point b.1. above has been applied to translate foreign currency equity investments into local currency.

               A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

               b.9. - Fixed assets and miscellaneous assets

               Fixed assets and miscellaneous assets have been valued at cost restated (see Note 2 above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.

               The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

               The net book values of the assets, taken as a whole, are not in excess of their combined market value.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               b.10. - Other miscellaneous assets

               Miscellaneous assets are valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated depreciation.

               The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.

               The depreciation charges for these assets are calculated following the same criterion as that mentioned in point b.9. above.

               b.11. - Intangible assets

               Intangible assets have been valued at their acquisition cost restated (see Note 2 above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

               Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

               Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in Note 1 to the financial statements, under section "Legal actions requesting protection of constitutional rights".

               b.12. - Allowance for loan losses and provision for contingencies

               The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               b.13. - Shareholders' equity

               1) The Shareholders' Equity accounts have been restated following the procedure mentioned in Note 2 to these consolidated financial statements, except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Adjustment to shareholders' equity- Capital adjustment" account.

               Furthermore, a prior year adjustment has been recorded as of June 30, 2004 (see Note 12).

               Income and expenses have been restated regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined as follows:

               a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.

               b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

               c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

               b.14. - Income tax and presumptive minimum income tax

               As of June 30, 2004, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because it has estimated a tax loss at that date.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               Furthermore, Banco de Galicia y Buenos Aires S.A. reported tax losses in the fiscal year ended December 31, 2003, so it was required to pay the presumptive minimum income tax. Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten years following the payment date.

               The income tax charge has been determined in accordance with Argentine Central Bank rules, which do not contemplate the application of the deferred tax method. However, the consolidated financial statements include the effect of this accounting criterion on Grupo Financiero Galicia S.A. and its subsidiaries.

               b.15. - Severance payments

               Banco de Galicia y Buenos Aires S.A. directly expenses the severance payments.

               The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for severance payments".

               As of June 30, 2004 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of severance payments amounted to approximately $ 201,005. As of December 31, 2003, the total amount in this respect was $ 124,052.

               c. Differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires

               Through C.D. Resolutions Nos. 238/01, 243/01, 261/01, 262/01 and
               187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, MD Resolution No. 5/2003 approved Technical Pronouncement No. 21, coming into force for fiscal years commencing as from April 2003.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)
NOTE 3:   (Continued)

               National Securities Commission (CNV) General Resolutions Nos. 434 and 459 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 21 on the basis of the resolutions issued by the CPCECABA

               At the date these financial statements were prepared, the Central Bank had not yet adopted these rules. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.

               Below is a description of the main differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires:

               c.1. Valuation criteria

               c.1.a. Restatement to constant currency

               The financial statements of Banco de Galicia y Buenos Aires S.A. have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No.
               19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

               As established by MD Resolution No. 41/2003 of the CPCECABA, under Argentine GAAP the application of this method has been discontinued since October 1, 2003.

               Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March-September 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco de Galicia y Buenos Aires S.A. have not been significant.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               c.1.b. Accounting for income tax according to the deferred tax method

               Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

               Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Grupo Financiero Galicia S.A. has adapted this situation to its financial statements, as explained in point b.14. above.

               c.1.c. Valuation of assets with the non-financial public and private sectors

               c.1.c.1. National and provincial secured loans

               As established by Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001 Banco de Galicia y Buenos Aires S.A. and the companies controlled by Sudamericana Holding S.A. exchanged with the National State National Government Securities (classified and valued as "Investment accounts", according to the criteria established by the Argentine Central Bank) for national secured loans. In addition, as established by Decree 1579/02, Banco de Galicia y Buenos Aires S.A. exchanged with the FFDP loans to provincial governments for Provincial Secured Loans.

               As of June 30, 2004 and 2003, the two types of loans were recorded under "Loans to the Public Sector".

               At those dates, Banco de Galicia y Buenos Aires S.A. valued the two types of assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911, except for those used as collateral for advances granted by the BCRA for the subscription of the bonds foreseen in Sections 10, 11 and 12 of Decree 905/02.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               Considering the provisions of CD Resolution No. 290/01 of the CPCECABA, as of June 30, 2004 and 2003 these assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost, where applicable, as from that date, plus interest accrued at the internal rate of return until the end of each period.

               At that date, the impact of the application of this criterion has been disclosed in point b.4. above.

               c.1.c.2. Accounting disclosure of effects generated by court decisions on deposits

               As of June 30, 2004 Banco de Galicia y Buenos Aires S.A. carries an asset for $472,823 ($609,255 of original value net of $136.432 corresponding to accumulated amortization) under Intangible assets - Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and complementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under Argentine GAAP, such asset may be recorded as a receivable, but valued on the basis of the best estimate of the recoverable amounts and recovery terms, considering their possible uncollectibility.

               c.1.c.3. Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

               As of June 30, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities - holdings in investment accounts" and Other Receivables resulting from financial brokerage - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

               Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in point b.3.a.I), except where their treatment as investments to be held to maturity applies.

               At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 67% of their face value.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 3:   (Continued)

               c.1.c.4. Allowances for receivables from the non-financial public sector

               Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under Argentine GAAP, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

               c.1.d. - Conversion of financial statements

               The conversion to pesos of the financial statements of the foreign branches and subsidiaries for purposes of consolidation with Banco de Galicia y Buenos Aires S.A. financial statements differs from applicable professional accounting standards (Technical Pronouncement No. 18). These professional accounting standards require that:

               (a) the measurements in the financial statements to be converted to pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that

               (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year-end currency, when it is so required due to the application of Technical Pronouncement No.
               17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be.

               The application of this criterion, instead of that mentioned in point a. of this Note does not have a significant impact on the disclosure of Banco de Galicia y Buenos Aires S.A. financial statements.

               c.2. Statement of cash flows

               The criterion for compiling the statement of cash flows of Banco de Galicia y Buenos Aires S.A. established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

               Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have not quantified the effect derived from the application of the new Technical Pronouncements on its financial statements as of June 30, 2004.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 4:   BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

          The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..

          Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

          The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of June 30, 2004, Net Investment S.A. held the following percentages of equity investments:

          ========================================= ============== ===========
                ISSUING COMPANY                     % OF CAPITAL   % OF VOTES
          ----------------------------------------- -------------- -----------
          B2Agro S.A.                                       99.99       99.99
          ========================================= ============== ===========

          The financial statements of Galicia Warrants S.A. have been adapted to cover a six-month period as of June 30, 2004, for consolidation purposes.

          The financial statements of Sudamericana Holding S.A. have been adapted to cover a six-month period as of June 30, 2004, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.), Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A. As of March 31, 2004, Sudamericana Holding S.A. held the following equity percentages:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 4:   (Continued)

           =========================================================== ================= ================
                                ISSUING COMPANY                          % OF CAPITAL      % OF VOTES
           ----------------------------------------------------------- ----------------- ----------------
           Aseguradora de Personas Galicia S.A. (formerly Hartford                    -                -
           Seguros de Vida S.A.) (*)
           ----------------------------------------------------------- ----------------- ----------------
           Instituto de Salta Seguros de Vida S.A.                                99.99            99.99
           ----------------------------------------------------------- ----------------- ----------------
           Galicia Retiro Cia. De Seguros S.A.                                    99.99            99.99
           ----------------------------------------------------------- ----------------- ----------------
           Galicia Vida Cia. de Seguros S.A.                                      99.99            99.99
           ----------------------------------------------------------- ----------------- ----------------
           Medigap Salud S.A. (formerly Hartford Salud S.A.)                      99.99            99.99
           ----------------------------------------------------------- ----------------- ----------------
           Sudamericana Asesores de Seguros S.A.                                  99.97            99.97
           ----------------------------------------------------------- ----------------- ----------------
           Galicia Patrimoniales Cia. de Seguros S.A. (**)                        99.99            99.99
           =========================================================== ================= ================

          (*) On June 26, 2003, through Resolution 29319 the National Insurance Superintendency (SSN) approved the merger by absorption and revoked Aseguradora de Personas Galicia S.A.'s authorization to operate as an insurer, being Galicia Vida Cia. de Seguros S.A. the merging company.

          (**) On November 4, 2003, through Resolution 29556 the SSN authorized Galicia Patrimoniales Compania de Seguros S.A. to operate on the market.

          The financial statements of Banco de Galicia y Buenos Aires S.A. as of June 30, 2004 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:


           ==================================================================================================
                       as of June 30, 2004
           --------------------------------------------------------------------------------------------------
                                                                                   PERCENTAGE OF INTEREST
                       ISSUING COMPANY                         SHARES                      HELD IN
           ------------------------------------------ --------------------------- ---------------------------
                                                                                     TOTAL       POSSIBLE
                                                         TYPE         NUMBER        CAPITAL        VOTES
           ------------------------------------------ ------------- ------------- ------------- -------------
           BANCO GALICIA URUGUAY S.A.                  Ordinary       13,375(*)        100.00        100.00
           ------------------------------------------ ------------- ------------- ------------- -------------
           TARJETAS REGIONALES S.A.                      Ord.        70,834,148     68.218548     68.218548
                                                       Book-entry
           ------------------------------------------ ------------- ------------- ------------- -------------
           GALICIA CAPITAL MARKETS S.A.                  Ord.            99,990         99.99         99.99
                                                       Book-entry
           ------------------------------------------ ------------- ------------- ------------- -------------
           GALICIA FACTORING Y LEASING S.A.              Ord.         1,889,700         99.98         99.98
                                                       Book-entry
           ------------------------------------------ ------------- ------------- ------------- -------------
           AGRO GALICIA S.A.                             Ord.           250,000        100.00        100.00
                                                       Book-entry
           ------------------------------------------ ------------- ------------- ------------- -------------
           GALICIA VALORES S.A. SOC. DE BOLSA            Ord.           999,996         99.99         99.99
                                                       Book-entry
           ========================================== ============= ============= ============= =============

           * Stated at a face value of 1,000 Uruguayan pesos.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 4:   (Continued)


          ===================================================================================================
                                                As of December 31, 2003
          ---------------------------------------------------------------------------------------------------
                                                                                    PERCENTAGE OF INTEREST
                      ISSUING COMPANY                          SHARES                      HELD IN
          ---------------------------------------------------------------------------------------------------
                                                                                     TOTAL         POSSIBLE
                                                         TYPE          NUMBER       CAPITAL        VOTES
          ------------------------------------------ --------------- ------------- ------------ -------------
          BANCO GALICIA URUGUAY S.A.                   Ordinary        13,375(*)       100.00        100.00
          ------------------------------------------ --------------- ------------- ------------ -------------
          TARJETAS REGIONALES S.A.                       Ord.         70,834,138    68.218539     68.218539
                                                      Book-entry
          ------------------------------------------ --------------- ------------- ------------ -------------
          GALICIA CAPITAL MARKETS S.A.                   Ord.             99,990        99.99         99.99
                                                      Book-entry
          ------------------------------------------ --------------- ------------- ------------ -------------
          GALICIA FACTORING Y LEASING S.A.               Ord.          1,889,700        99.98         99.98
                                                      Book-entry
          ------------------------------------------ --------------- ------------- ------------ -------------
          AGRO GALICIA S.A.                              Ord.            250,000       100.00        100.00
                                                      Book-entry
          ------------------------------------------ --------------- ------------- ------------ -------------
          GALICIA VALORES S.A. SOC. DE BOLSA             Ord.            999,996        99.99         99.99
                                                      Book-entry
          ========================================== =============== ============= ============ =============

          * Stated at a face value of 1,000 Uruguayan pesos.


          =====================================================================================================
                                                As of June 30, 2004
          -----------------------------------------------------------------------------------------------------
                      ISSUING COMPANY                  ASSETS      LIABILITIES    SHAREHOLDERS'      RESULTS
                                                                                     EQUITY
          ------------------------------------------ ------------- ------------- ------------------ -----------
          BANCO GALICIA URUGUAY S.A.                    1,177,735     1,759,800          (582,065)     142,788
          ------------------------------------------ ------------- ------------- ------------------ -----------
          TARJETAS REGIONALES S.A.(*)                     784,688       721,403             63,285      37,874
          ------------------------------------------ ------------- ------------- ------------------ -----------
          GALICIA CAPITAL MARKETS S.A.(*)                  16,440        18,074            (1,634)       4,561
          ------------------------------------------ ------------- ------------- ------------------ -----------
          GALICIA FACTORING Y LEASING S.A.                  3,016            12              3,004        (78)
          ------------------------------------------ ------------- ------------- ------------------ -----------
          AGRO GALICIA S.A.                                   117             6                111        (47)
          ------------------------------------------ ------------- ------------- ------------------ -----------
          GALICIA VALORES S.A. SOC. DE BOLSA               29,219        16,781             12,438       1,294
          ========================================== ============= ============= ================== ===========

          (*) See Note 3b.8 to the consolidated financial statements.


          =====================================================================================================
                                         Financial condition as of December 31, 2003 and
                                                    results as of June 30, 2003
          -----------------------------------------------------------------------------------------------------
                      ISSUING COMPANY                  ASSETS      LIABILITIES    SHAREHOLDERS'      RESULTS
                                                                                      EQUITY
          ------------------------------------------ ------------- ------------- ------------------ -----------
          BANCO GALICIA URUGUAY S.A.                    1,615,093     2,333,165          (718,072)      76,047
          ------------------------------------------ ------------- ------------- ------------------ -----------
          TARJETAS REGIONALES S.A.                        768,191       742,780             25,411      28,395
          ------------------------------------------ ------------- ------------- ------------------ -----------
          GALICIA CAPITAL MARKETS S.A.                     17,799        23,993            (6,194)     (8,676)
          ------------------------------------------ ------------- ------------- ------------------ -----------
          GALICIA FACTORING Y LEASING S.A.                  3,105            23              3,082     (1,272)
          ------------------------------------------ ------------- ------------- ------------------ -----------
          AGRO GALICIA S.A.                                   164             6                158        (41)
          ------------------------------------------ ------------- ------------- ------------------ -----------
          GALICIA VALORES S.A. SOC. DE BOLSA               26,314        15,170             11,144         341
          =====================================================================================================

          The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 4:   (Continued)

          The financial statements of Banco Galicia Uruguay S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%. The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (In Provisional Liquidation) holds a 100% participation.

          Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente, in which it holds 99.985% of its capital stock.

          The information for the previous year and at the end of the same period of the previous year, presented for comparative purposes, as well as the figures of those subsidiaries have been modified, according to pro forma information held at Banco de Galicia y Buenos Aires S.A.

          Furthermore, the June 30, 2004 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

          a) The percentages directly held in those companies' capital stock are as follows:


          ================================= ========================= =========================
                            Company                 6.30.04                  12.31.03
          --------------------------------- ------------------------- -------------------------
          Tarjetas Cuyanas S.A.                       60%                       60%
          --------------------------------- ------------------------- -------------------------
          Tarjetas del Mar S.A.                     99.999%                    100%
          --------------------------------- ------------------------- -------------------------
          Tarjeta Naranja S.A.                        80%                       80%
          --------------------------------- ------------------------- -------------------------
          Tarjeta Confiar S.A.                         -                        60%
          ================================= ========================= =========================

          b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

          ================================= ========================= =========================
                           Company                  6.30.04                   12.31.03
          --------------------------------- ------------------------- -------------------------
          Tarjeta Confiar S.A.                         -                         32%
          ================================= ========================= =========================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 4:   (Continued)

          Tarjeta Naranja S.A. financial statements have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds 12.3% of that company's capital stock and voting rights.

          The financial statements of Galicia Capital Markets S.A., used for purposes of consolidation, have been consolidated on a line-by-line basis with the financial statements of Galicia Advent Corporation Limited, in which that company holds a 73.33% equity investment.

          Banco de Galicia y Buenos Aires S.A. holds 99% of the capital stock of Agro Galicia S.A. and Galicia Capital Markets, the remaining 1%.

NOTE 5:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

          The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated entities or companies" caption.

          The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".

          As of June 30, 2004 and December 31, 2003, the percentages of minority interest are as follows:


          =================================================== ========================= =======================
                               Company                                 6.30.04                 12.31.03
          --------------------------------------------------- ------------------------- -----------------------
          Banco de Galicia y Bs. As. S.A.                             6.41446%                 6.41446%
          --------------------------------------------------- ------------------------- -----------------------
          Net Investment S.A.                                         0.80181%                 0.80181%
          --------------------------------------------------- ------------------------- -----------------------
          Sudamericana Holding S.A.                                   0.80175%                 0.80175%
          --------------------------------------------------- ------------------------- -----------------------
          Galicia Warrants S.A.                                       0.80181%                 0.80181%
          --------------------------------------------------- ------------------------- -----------------------
          B2Agro S.A.                                                 0.81007%                 0.81007%
          --------------------------------------------------- ------------------------- -----------------------
          Net Investment B.V.                                         0.80181%                 0.80181%
          --------------------------------------------------- ------------------------- -----------------------
          Medigap Salud S.A. (formerly Hartford Salud S.A.)           0.81002%                 0.81002%
          --------------------------------------------------- ------------------------- -----------------------
          Instituto de Salta Seguros de Vida S.A.                     0.80211%                 0.80211%
          --------------------------------------------------- ------------------------- -----------------------
          Galicia Retiro Cia. De Seguros S.A.                         0.80188%                 0.80188%
          --------------------------------------------------- ------------------------- -----------------------
          Galicia Vida Cia. de Seguros S.A.                           0.80199%                 0.80199%
          --------------------------------------------------- ------------------------- -----------------------
          Sudamericana Asesora de Seguros S.A.                        0.83482%                 0.83482%
          --------------------------------------------------- ------------------------- -----------------------
          Galicia Patrimoniales Cia. de Seguros S.A.                  0.81002%                 0.81002%
          =================================================== ========================= =======================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 5:   (Continued)

          In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity investments included in the "Minority Interests" caption is as follows:


          ============================================================= ================= ==================
                                     Company                                 6.30.04           12.31.03
                                                                                %                  %
          ------------------------------------------------------------- ----------------- ------------------
          Galicia Valores S.A. Sociedad de Bolsa                               0.01              0.01
          ------------------------------------------------------------- ----------------- ------------------
          Galicia Capital Markets S.A.                                         0.01              0.01
          ------------------------------------------------------------- ----------------- ------------------
          Galicia Factoring y Leasing S.A.                                     0.02              0.02
          ------------------------------------------------------------- ----------------- ------------------
          Galicia Administradora de Fondos S.A. Soc. Gerente
          de Fondos Comunes de Inversion                                      0.015             0.015
          ------------------------------------------------------------- ----------------- ------------------
          Tarjeta Comfiar S.A.                                                  -                8.00
          ------------------------------------------------------------- ----------------- ------------------
          Tarjetas Cuyanas S.A.                                               40.00             40.00
          ------------------------------------------------------------- ----------------- ------------------
          Tarjeta Naranja S.A.                                                20.00             20.00
          ------------------------------------------------------------- ----------------- ------------------
          Tarjetas del Mar S.A.                                               0.001                 -
          ------------------------------------------------------------- ----------------- ------------------
          Galicia Advent Corporation Limited                                  26.67             42.11
          ------------------------------------------------------------- ----------------- ------------------
          Cobranzas Regionales S.A.                                           22.46            19.904
          ============================================================= ================= ==================

NOTE 6:   RESTRICTED ASSETS

          As of June 30, 2004, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

          a. Funds and Government Securities

          The amount of $ 54,059 has been deposited in escrow as a guarantee towards third parties.

          b. Guarantees provided as security for direct obligations:

          As of June 30, 2004 Banco de Galicia y Buenos Aires S.A. records guarantees provided as security for direct obligations for $ 241,667 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Galicia Creditos Hipotecarios Financial Trust and Citibank N.A. Buenos Aires Branch. According to those contracts, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and replace the receivables assigned with others of similar characteristics in the event of default.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 6:   (Continued)

          c. Special Accounts as Collateral for Transactions

          Special accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of June 30, 2004 amounted to $ 73,740.

          d. Deposits in favor of the Argentine Central Bank

          These have been set up in line with Argentine Central Bank rules:

          - Communique "A" 1190 $ 533

          - Communique "A" 2923 $ 1,088

          e. Fund for assistance to financial institutions

          As of June 30, 2004 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for $ 178,233 in guarantee of the Fund for assistance to Financial and Insurance Institutions.

          f. Guarantees provided to the Argentine Central Bank

          As of June 30, 2004, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for advances of $ 5,705,450 for assistance received to cover temporary lack of liquidity.

          g. Equity investments in Other Companies

          Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 6:   (Continued)

          Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. is liable for 14.53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason or title, including bankruptcy. On November 19, 2003, the National State rescinded the concession contract awarded to Correo Argentino S.A. On December 16, 2003, this company was declared bankrupt, a judgment that has been appealed.

          At the date of these financial statements, no claims have been received from the financial creditors.

          Banco de Galicia y Buenos Aires S.A. has recognized a reserve for the amount it estimates it will be required to pay for this contingency.

          On March 25, 2004, the guarantee for $7,265 provided in favor of the Nacional State as security for compliance with the concession of Correo Argentino S.A. was executed. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino S.A. Banco de Galicia y Buenos Aires S.A. has payed the guarantee under the conditions established by the National Communications Commission. Notice of this payment was given in the Correo Argentino S.A. reorganization proceedings.

          Both the investment and the receivables have been fully covered with a provision.

          "Equity investments in other companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, where applicable, under the terms of the concession contracts signed:

          - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.

          - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares

          - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.

          - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.

          - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

          - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

          - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 6:   (Continued)

          As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

          The Inter American Development Bank (IDB) requested that the sponsors of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies for the latter to be able to meet those commitments. On February 18, 2003 and July 14, 2004, financial assistance was granted to Aguas Argentinas S.A. in the amount of thousand of US$ 598 and thousand of US$ 6,300, respectively, while Banco de Galicia y Buenos Aires S.A. considers that Aguas Provinciales de Santa Fe S.A.'s request should not be admitted because in its opinion, no obligation remains unmet.

          In view of a notification of a deficit in funds by Aguas Provinciales de Santa Fe S.A., on November 5, 2003 a loan for an amount equivalent to thousand of US$ 329 was granted, under the terms of the contract signed with the International Finance Corporation.

          In the event of early termination of the concession contracts, under the terms thereof, Banco de Galicia y Buenos Aires S.A. and the other shareholders have guaranteed the IDB, Banco Europeo de Inversiones
          (BEI) and the IFC the pro rata collection of the financial assistance loans due from Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A.

          These guarantees have been recognized under Memorandum accounts - Guarantees provided to secure compliance with direct obligations.

          Banco de Galicia y Buenos Aires S.A. has covered with a provision the amount it estimates will be required to pay for these contingencies.

          At December 31, 2003, the total amount of restricted assets was $6,136,353.

          In addition, as of June 30, 2004 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 6:   (Continued)

          a. Galicia Valores S.A. Sociedad de Bolsa:

          As of June 30, 2004 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 5,340. At the end of the previous year, restricted assets totaled $ 4,500.

          b. Tarjetas Cuyanas S.A.

          As of June 30, 2004, Banco Galicia y Buenos Aires S.A. ability to dispose of time deposits for $ 501 and $101 was restricted because this amount was earmarked to secure two Collection Agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. At the end of the same period of the previous year, its restricted assets totalled thousand of US$ 190, as a result of the agreement signed with the Revenue Board of the Province of Mendoza.

          c. Banco Galicia (Cayman) Limited (In Provisional Liquidation)

          On January 3, 2003 an attachment was levied on the Entity's receivables from Banco Galicia Uruguay S.A., for a total amount of thousand of US$ 1,014 (including legal expenses), which should have been transferred to the Entity in payment of the second installment of that credit. The pertinent defenses have been filed before the courts to safeguard the Entity's interests, therefore such item has been recognized under "Miscellaneous receivables". On July 6, 2004, Banco de Galicia (Cayman) Limited (In provisional liquidation) collected those receivables. All company's assets will be administered by the liquidators in favor of creditors until the debt restructuring plan has been completed.

          d. Banco Galicia Uruguay S.A.:

          At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property.

          Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property - Pledges Division - Montevideo- Uruguay on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor reorganization plan approved.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 7:   TRUST ACTIVITIES

          a) Trust Agreements as security for compliance with obligations

          In order to secure compliance with contractual obligations, the parties to these agreements have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. amounts to be invested according to the following detail:


          ==================== ================== ======================================= ==================
           Agreement date          Trustor                 Trust fund balance             Expiration date
          -------------------- ------------------ --------------------------------------- ------------------
                                                          $           Thousands of US$
          -------------------- ------------------ ------------------- ------------------- ------------------
              05.15.98         Natalio   Garber                   -              21,328     05.15.03 (1)
                               y  Silvia  Chait
                               de Garber
          -------------------- ------------------ ------------------- ------------------- ------------------
              01.06.98         Eduardo  Sumic y                  11                  24     07.07.07 (2)
                               Ercides Ciani
          -------------------- ------------------ ------------------- ------------------- ------------------
              09.20.02         Tarjeta  Naranja               7,644                   -     05.31.10 (3)
                               S.A. I
          -------------------- ------------------ ------------------- ------------------- ------------------
              09.20.02         Tarjeta  Cuyanas               1,227                   -     05.31.10 (3)
                               S.A I
          -------------------- ------------------ ------------------- ------------------- ------------------
              10.31.02         Tarjeta  Cuyanas                 477                   -     05.31.10 (3)
                               S.A. II
          -------------------- ------------------ ------------------- ------------------- ------------------
              02.07.03         Tarjeta  Naranja               1,698                   -     01.31.11 (3)
                               S.A. II
          ==================== ================== =================== =================== ==================

          b) Administration Trust Agreements

          Purpose: to administer and exercise the financial ownership of the trust assets.


          ===================== ================== ======================================= ==================
            Agreement date          Trustor                 Trust fund balance             Expiration date
          --------------------- ------------------ --------------------------------------- ------------------
                                                           $           Thousands of US$
          --------------------- ------------------ ------------------- ------------------- ------------------
               12.23.02         Coca   Cola   de               1,008                   -     12.31.04 (3)
                                Argentina S.A.
          --------------------- ------------------ ------------------- ------------------- ------------------
               02.23.04         Car Security                      11                   4     12.31.08 (3)
          ===================== ================== =================== =================== ==================

          c) Financial trust agreement

          Purpose: to administer and exercise the financial ownership of the trust assets until the redemption of the debt securities.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 7    (Continued)

          ==================================================================================================
              Agreement date          Trustor                Trust fund balance           Expiration date
                                                   $             Thousands of US$
          --------------------- ------------------ ------------------- ------------------- ------------------
                01.28.04         Tarjeta  Naranja
                                 III                           3,412                 -       08.01.10 (4)
          ==================================================================================================

          (1) The agreement shall remain in force until its purpose has been complied with.

          (2) These amounts will be released upon maturity or when Banco de Galicia y Buenos Aires S.A. receives instructions in accordance with contract stipulations.

          (3) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.

          (4) These amounts will be released montly until the redemption of the debt securities.

NOTE 8:   NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES

          a) As of June 30, 2004, Banco de Galicia y Buenos Aires S.A. had the following outstanding negotiable obligation issues:

          a.1) Banco de Galicia y Buenos Aires S.A. - Ordinary
               Negotiable Obligations

          ===================================================================================================
                                                                                      ISSUE AUTHORIZED
              ISSUE DATE       RESIDUAL FACE         MATURITY              RATE       BY THE NATIONAL
                                   VALUE                                                SECURITIES
                              (IN THOUSAND OF                                           COMMISSION
                                    US$)
          ---------------------------------------------------------------------------------------------------
          11.08.93          20,937(*)           10 years             9.00 %               10.08.93
          08.07.97            500(*)           1,825 days       Libor plus 1,875%       08.02.93 and
                                                                                          12.20.94
          ===================================================================================================

           (*) These amounts correspond to past due negotiable obligations issued but not exchanged.

           a.2) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of thousand of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

           As of June 30, 2004, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 8    (Continued)

========================================================================================================
                                                                                       ISSUE AUTHORIZED
          ISSUE DATE        RESIDUAL FACE         MATURITY              RATE           BY THE NATIONAL
                                VALUE                                                     SECURITIES
                           (IN THOUSAND OF                                                COMMISSION
                                US$)
--------------------------------------------------------------------------------------------------------

          06.11.01               889(*)         1,653 days          Libor plus 2%           04.22.98
--------------------------------------------------------------------------------------------------------
          07.19.02           72,635(**)         1,840 days              7.875%              04.22.98
--------------------------------------------------------------------------------------------------------
          07.19.02           43,161(**)         1,840 days         Libor - 6 months         04.22.98
                                                                        plus 4%
========================================================================================================

          (*)These amounts correspond to past due negotiable obligations issued but not exchanged.

          (**) Negotiable obligations in normal situation, issued as a result of the New York Branch debt restructuring, but not included in Banco de Galicia y Buenos Aires S.A. debt restructuring.

          In accordance with the provisions of the Negotiable Obligations Law and BCRA rules, the net proceeds from the Negotiable Obligations issue detailed in points a1) and a2) were used to provide financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged by current regulations.

          a.3) The Ordinary Meeting of Shareholders held on September 30, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of thousand of US$ 2,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV), which took place on December 29, 2003 pursuant to Resolution 14708, or for any other longer term the CNV may authorize pursuant to regulations.

          At the date of the financial statements of Banco de Galicia y Buenos Aires S.A., through Resolution 14773 the CNV authorized the issue of ordinary senior and subordinated Negotiable Obligations, not convertible into shares, for a total face value of thousand of US$ 1,400,000 or its equivalent in other currencies.

          The net proceeds of the negotiable obligations issued under the Program will be used to refinance the foreign debt, as required by
          Section 36 of the Negotiable Obligations Law, BCRA Communique "A" 3046 and its amendments, and other applicable regulations.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 8    (Continued)

          As of June 30, 2004 Banco Galicia y Buenos Aires S.A. has the following outstanding Negotiable Obligation Issue Program:

          Ordinary Negotiable Obligations:


=======================================================================================================

           ISSUE DATE        RESIDUAL FACE VALUE        MATURITY          RATE               ISSUE
                               (in thousands of                                          AUTHORIZED BY
                                      US$)                                                   THE CNV
-------------------------------------------------------------------------------------------------------
          05.18.04               464,802                (1)               (*)            12.29.03 and
                                                                                           04.27.04
-------------------------------------------------------------------------------------------------------
          05.18.04               352,839                (2)         Libor plus 3.5%      12.29.03 and
                                                                                           04.27.04
=======================================================================================================

          (1) These obligations will be amortized semi-annually on January 1 and July 1 of each year, commencing on January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal will fall due.

          (2) These obligations will be amortized semi-annually, on January 1 and July 1 of each year, commencing on July 1, 2006, in installments equal to 12.5% of the original principal, until their due date, January 1, 2010, when the remaining 12.5 % of the original principal will fall due.

          (*) Interest shall accrue as from January 1, 2004 at a 3% fixed rate, increased by 1% each year until an annual rate of 7% is reached, from January 1, 2008 up to but not including January 1, 2014.

          Subordinated Negotiable Obligations:


====================================================================================================
          ISSUE DATE        RESIDUAL FACE VALUE       MATURITY            RATE              ISSUE
                             (in thousands of                                          AUTHORIZED BY
                                   US$)                                                    THE CNV
----------------------------------------------------------------------------------------------------

          05.18.04            218,211 (*)            (1)                 (2)          12.29.03 and
                                                                                          04.27.04
====================================================================================================

          (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all Negotiable Obligations falling due in 2014 and 2010 have been fully redeemed.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 8    (Continued)

          (2) The Negotiable Obligations shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate shall be increased to 11% per annum from January 2, 2014 up to but not including January 1, 2019, the due date of the Negotiable Obligations due 2019, unless they are previously redeemed. The principal shall accrue interest at an annual fixed rate of 5%, as from January 1, 2004, which will be payable on January 1, 2014 and January 1, 2019 in the form of negotiable obligations.

          (*) Grupo Financiero Galicia S.A. holds Negotiable Obligations due 2019 for a face value of thousand of US$ 99,965.

          As of June 30, 2004, principal and interest on Negotiable Obligations amount to $ 3,533,716, net of expenses, including the Negotiable Obligations issued as a result of the debt restructuring.

          b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations, debt certificates and other debt securities

          Below is disclosed the situation of each company in relation to third parties' debts as of June 30, 2004, and the valuation criteria followed:

          a) Banco Galicia Uruguay S.A.

          a1) Negotiable Obligations

================================================================================
          ISSUE DATE      RESIDUAL FACE VALUE         MATURITY          RATE
                         (in thousands of US$)
--------------------------------------------------------------------------------
          12.24.02            191,609                 9 years           2%
--------------------------------------------------------------------------------
          08.31.03             13,863                 9 years         4.8606%
--------------------------------------------------------------------------------
          08.31.03             14,065                 2 years           2%
--------------------------------------------------------------------------------
          08.31.03              1,990                 5 years           2%
================================================================================

          a2) Subordinated Negotiable Obligations

================================================================================
          ISSUE DATE      RESIDUAL FACE VALUE         MATURITY          RATE
                         (in thousands of US$)
--------------------------------------------------------------------------------
          12.24.02             43,000(*)              9 years            1%
================================================================================

          (*) Grupo Financiero Galicia S.A. holds 100% of these Subordinated Negotiable Obligations.

          Tarjetas Cuyanas S.A.:

          On May 23 and October 31, 2002, Tarjetas Cuyanas S.A. entered into two agreements for the redemption of its Negotiable Obligations through the issue of debt certificates.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 8    (Continued)

          At the end of the period ended June 30, 2004, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately thousand of US$ 5,000 and thousand of US$ 1,690, respectively. As of June 30, 2004, the Company has valued these debt certificates at approximately $ 1,868.

          On January 20, 2004 Tarjetas Cuyanas S.A. submitted to the CNV an updated Offering Circular under the Global Negotiable Obligation Issue Program, containing information as of September 30, 2003 for the issue of short-term non-interest bearing Negotiable Obligations for $ 12,000, on a face value fully discounted basis, entirely placed at a market value of $ 11,545. A portion of this issue was used to settle the remaining past due negotiable obligation debt for $ 5,951.

          Tarjetas del Mar S.A.:

          Due and payable Negotiable Obligations issued by Tarjetas del Mar S.A. are equivalent to a face value of thousand of US$ 662. As of June 30, 2004, Tarjetas del Mar S.A. Board of Directors has valued the Negotiable Obligations at thousand of US$ 482 (face value) at US$ 1 of face value = $ 1, index-adjusted by applying the CER and thousand of US$ 180 (face value) at US$ 1 of face value = $ 1.40.

          If all the due and payable negotiable obligations as of June 30, 2004 were to be valued at the free US dollar exchange rate, an additional loss of approximately $ 985 would be generated as of period end.

          The maximum effect on the consolidated financial statements of Tarjetas Regionales S.A. and Grupo Financiero Galicia S.A., amounted to approximately $ 921.

          As part of the debt restructuring process being carried out by Tarjetas del Mar S.A., Tarjeta Naranja S.A. and Banco de Galicia y Buenos Aires S.A., in January 2004, contributions for $ 51,122 were made in Tarjetas del Mar S.A. using past due receivables for such purpose, and the balance of $ 11,200 was restructured for a term of four years, with 5%, 10%, 15% and 70% annual amortization and quarterly interest payments at a 2% Survey rate, Tarjeta Naranja S.A. acting as surety. The refinancing agreement also contemplated the merger of Tarjetas del Mar S.A. into Tarjeta Naranja S.A..

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 8:  (Continued)
          Tarjeta Naranja S.A.:

          On May 23, 2002 and February 6, 2003, Tarjeta Naranja S.A. executed two agreements for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust. As of June 30, 2004, holders of negotiable obligations had adhered to those agreements in the amount of thousand of US$ 69,973, the residual value of those negotiable obligations amounting to thousand of US$ 32,488 at period end, for amortization.

          The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date, assuming a discount rate equivalent to an annual effective rate (TEA) of 11% as a premise, and using for the redemption of those certificates up to 4.5% of the Company's monthly cash flows in pesos, for a term of 8 years counted as from the earlier of June 1, 2002 or the full amortization of the subscribed certificates.

          The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences results in thousand of US$ 30,953, which valued at free US dollar exchange rate as of June 30, 2004 results in $ 91,560 (including principal and interest).

          As of June 30, 2004, the overdue balance of the Global Negotiable Obligation Program not yet collected by their holders amounted to thousand of US$ 1,279.

          In view of Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is thousand of US$ 639, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates, a present value of thousand of US$ 608, which valued at the free US dollar exchange rate as of June 30, 2004 represents liabilities for $2,757. If all the due and payable negotiable obligations amounting to thousand of US$ 1,279 were valued at the free US dollar exchange rate as of June 30, 2004, an additional loss of approximately $ 1,026 would be generated at period end.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 8:  (Continued)

          The maximum effect on the consolidated financial statements of Tarjetas Regionales S.A. and Grupo Financiero Galicia S.A. amounted to approximately $768.

          On February 6, 2003 the Board of Directors of Tarjeta Naranja S.A. approved the issuance of Series II Debt Certificates for thousand of US$ 15,000 secured by a Trust, with similar characteristics to the Agreement entered into on May 23, 2002 for the redemption of negotiable obligations Series XXVII. On February 7, 2003 that Agreement was entered into and fully subscribed. This debt has been settled in monthly installments with 1% of collections since February 1, 2003, for eight years counted as from the earlier of that date or until the certificates subscribed are fully amortized.

          Those Debt Certificates were valued by determining the present value of the discounted cash flows, converted at year-end exchange rate, assuming a discount rate equivalent to an annual effective rate (TEA) of 11% as a premise. The application of the present value method to this financial debt, established by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences results in a present value of thousand of US$ 7,845 which, valued at period-end exchange rate represents $ 23,206 (including principal and interest).

          On January 28, 2004 Tarjeta Naranja S.A. restructured its debt with Banco de Galicia y Buenos Aires S.A. and Banco de Galicia y Buenos Aires S.A. - Cayman Branch. This restructuring consisted of the following:

          a) Exchange of financial obligations for participation certificates for $167,000 secured by 2% of a Trust's monthly revenues for a term of six years and a half, which enabled the Company to restructure the following debts: $100,000 for past due and outstanding loans due to Banco de Galicia y Buenos Aires S.A, and $67,000 for loans from Banco de Galicia y Buenos Aires S.A. Cayman Branch; and

          b) irrevocable contributions in the Bank for $ 20,000 and from the minority shareholders for $5,000, to be used to redeem due and payable Negotiable Obligations held with Banco de Galicia y Buenos Aires S.A. Cayman Branch.

          The debt balance held with the Bank at period end amounted to $ 157,564, corresponding to participation certificates (including principal and interest).

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 8   (Continued)

          In accordance with Law 24441, on August 2, 2004 a financial trust agreement was entered into by and between Tarjeta Naranja S.A., as trustor and Banco Patagonia Sudameris S.A., as trustee, whereby the "Tarjeta Naranja I Financial Trust" was created. This trust is composed of trust assets consisting of receivables for the use of credit cards issued by Tarjeta Naranja S.A. for a trust amount of $40,000.

          The Trustor fully adhered to the Framework Agreement formulated by the Trustee under the Program, which had been authorized by CNV Resolution No. 13573 dated October 6, 2000.

          The Trust shall expire on the servicing date of all Trust Securities, which shall be redeemed exclusively with the trust assets.

          The Trust shall issue the following classes of trust securities for a face value of $1: (a) Class A Participation Certificates for a face value equivalent to 80% of the total face value, that is, $32,000, accruing interest at an annual nominal rate of 8%; (b) partially subordinated Class B Participation Certificates for a face value equivalent to 10% of the total face value, that is, $4,000, accruing interest at an annual nominal rate of 11%; and (c) Class C Participation Certificates, for a face value equivalent to 10% of the total face value, that is, $ 4,000, and accruing the Trust's remaining interest.

NOTE 9:   CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

          Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

          Pursuant to Communique "A" 2337 and complementary rules, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.

          The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos or in foreign currency.

          This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

 NOTE 9:  (Continued)

          Deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate are also excluded from this System.

          The System has been implemented through the creation of the Deposit Insurance Fund (FGD), which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

          As of September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

          As of December 2001, Argentine Central Bank Communique "A" 3358 established a contribution of 0.03% of the items included in the calculation basis. As of June 30, 2004 the normal contribution to the Deposit Insurance Fund amounted to $ 283,822, of which $ 8,288 correspond to the current period.

NOTE 10:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Argentine Central Bank rules establish that 20% of the profits shown in the Income Statement at period end, plus (less) prior year adjustments must be allocated to the legal reserve.

          This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

          Furthermore, as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 10:  (Continued)

          On June 2, 2004 Argentine Central Bank Communique "A" 4152 left without effect the suspension of the distribution of profits established by Communique "A" 3574; notwithstanding this, banks distributing profits are to be previously authorized by that Entity.

          Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the Compensatory Bonds for promissory notes issued by the National Government. In the case of Grupo Financiero Galicia S.A., see
          Note 12 to the financial statements.

 NOTE 11:  NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)

          -Resolution No. 368/01

          The Bank's equity as of June 30, 2004 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over-the-counter broker.

          Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS" and "FIMA RENTA LATINOAMERICANA", Banco de Galicia y Buenos Aires S.A. has a total of 249,949,534 units under custody for a market value of $ 218,876 as of June 30, 2004, which is included in the "Depositors of Securities in Custody" account.

          As of December 31, 2003, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 203,245,661 units and their market value amounted to $ 62,860.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 12:  PRIOR YEAR ADJUSTMENTS

          On January 30, 2004, the BCRA released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded by Banco de Galicia y Buenos Aires S.A. as a counterpart under the Prior year adjustments caption, as established by BCRA Communique "A" 4095.

          The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the option of Banco de Galicia y Buenos Aires S.A., these assets may be excluded from the treatment foreseen in Communique "A" 3911 described in Note 3.b.4. In this case, those assets are to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of Section 15 of the above-mentioned Decree and BCRA Communiques "A" 3717 and "A" 3756.

          Communique "A" 4084 also contemplates that effective January 2004 past due and unpaid instruments issued by the public sector are to be recorded at the lower of the carrying value at December 31, 2003 or the value resulting from applying to the face value of those instruments, net of retirements or of those converted into tax options, as the case may be, the lower percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

          It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be recognized as a counterpart under an adjustment account.

          Banco de Galicia y Buenos Aires S.A. has opted to value the assets used as collateral detailed below at the value admitted for purposes of providing the collateral. As of June 30, 2004, that Bank adjusted the carrying values as a counterpart in Prior year adjustment for $30,893.

          1) 579,902 Bonds (face value) secured by the National Government, issued within the framework of Decree No. 1579/02 as collateral for the advance to be requested from the BCRA for the subscription of the Hedge bond and the exchange of deposits with the financial system, as established by Decree No. 1836/2002;

          2) 153,331 Series 75 (VBY4) Argentine Republic External Bills (face value) at Badlar rate, and and 127,141 Series 74 (VEY4) Argentine Republic External Bills (face value) at Survey rate, as collateral for the advance to be requested from the BCRA for the subscription of the Hedge bond.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 12: (Continued)
          The analysis performed showed that the adjustment mentioned in the fourth paragraph of this Note, established in point 5. of Communique "A" 4084, is not applicable for purposes of estimating the effects on the valuation of the instruments mentioned in point 2).

          For comparative purposes, the figures for the same period of the previous year have been modified by Banco de Galicia y Buenos Aires S.A. considering the effect of the application of this criterion on the value of the asset and results.

NOTE 13:  CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES
          INSTITUTE (the "ISSB")

          Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to Section 17 of Law No. 19322.

          Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations.

          The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Branch Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and obtained a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

          The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm. Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action.

          In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.

          Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued about whether this supposed claim is applicable. This latter measure is firm and was confirmed by the National Social Security Court (Panel II). OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 13:  (Continued)
          Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered. Considering that a risk exists as to the interpretations that courts may make of this dispute, the Bank has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which the Bank would be exposed if an unfavorable resolution were to be issued.

NOTE 14: REGULATIONS ON BANK CURRENT ACCOUNTS

          On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.

          In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

          In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:

          "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos ($ 15) and a maximum of two million pesos ($ 2,000) for each institution, based on the number of non-compliance by each one".

          In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration.

          Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 14:  (Continued)
          Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

          The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void. The judgment entered in the action requesting protection of constitutional rights has been appealed by Banco de Galicia y Buenos Aires S.A. and on March 25, 2004 the Court of Appeals confirmed the lower court judgment. Consequently, the BCRA might again require Banco de Galicia y Buenos Aires S.A. to pay the difference between the sum paid following the guidelines of Decree No. 347/99 and the sum it should have paid as a result of the application of Section 62 of Law No. 24452, amended by Law No. 24760, as such claim was the subject matter of the action brought by that Bank.

          Notwithstanding this, the BCRA might require Banco de Galicia y Buenos Aires S.A. to pay that difference if the judgment rendered in the action brought by the Ombudsman were to be confirmed or become firm. Banco de Galicia y Buenos Aires S.A. considers that this would not substantially affect its equity.

NOTE 15:  SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

          At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for a nominal value of up to thousand of US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

          The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

          Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to thousand of US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for thousand of US$ 7,761, to the GalTrust I Financial Trust.

          As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of thousand of US$ 100,000, Class B Debt Securities for a face value of thousand of US$ 200,000 and Certificates of Participation for a face value of thousand of US$ 200,000.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 15:  (Continued)
          As of June 30, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for $ 656,323 and $ 646,143, respectively.

NOTE 16:  SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL TRUSTS

          At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to thousand of US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

          The trustee of those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina

          Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.

          Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.)

          On December 26, 2002 the Galtrust III and IV financial trusts were terminated.

          As of June 30, 2004, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio $ 27,389 and $ 40,334, respectively.

NOTE 17:  GALICIA 2004 AND 2005 TRUSTS

          In November 1999 a "Framework Trust Agreement" was entered into by and between Banco de Galicia y Buenos Aires S.A. as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the mentioned Bank, to be determined from time to time by the Board of Directors. For such purpose, the "Galicia 2004 Trust" was created, and the amount of thousand of

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 17:  (Continued)

          US$ 4,000 was transferred to the trustee, which was used for the purchase of shares and ADSs of Grupo Financiero Galicia S.A.

          On June 15, 2003 Galicia 2004 Trust was early terminated, the shares and ADSs having been delivered to the beneficiaries designated.

          The ADS balance of 157,669.40 that was not awarded to the beneficiaries formed the Galicia 2005 Trust.

NOTE 18:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those of the year ended December 31, 2003, in order to disclose the changes in those assets and liabilities during the current period is as follows:

======================================================================================================
                                                                               6.30.04        12.31.03
                                                                            --------------------------
          ASSETS
                                                                            --------------------------
          LOANS                                                             11,560,753      11,049,561
                                                                            --------------------------
          - To the non-financial public sector                               8,030,338       7,800,551
          - To the financial sector                                            168,361         194,692
          - To the non-financial private sector and residents abroad         4,429,262       4,231,633
            - Overdrafts                                                       170,177         218,902
            - Notes                                                          1,493,011       1,387,766
            - Mortgage loans                                                   666,841         719,593
            - Pledge loans                                                      75,683          54,644
            - Consumer loans                                                    72,472          55,175
            - Credit card loans                                                985,879         818,837
            - Others                                                           422,152         456,716
            - Accrued interest and quotation differences receivable            544,990         523,080
            - Documented interest                                              (1,914)          (2,485)
            - Unallocated collections                                             (29)            (595)
          - Allowances                                                     (1,067,208)      (1,177,315)
                                                                           ---------------------------
          OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE              6,337,319        6,197,409
                                                                           ---------------------------
          - Argentine Central Bank                                              74,652          69,846
          - Amounts receivable for spot and forward sales to be settled         10,027               -
          - Securities to be received under spot and forward purchases
            to be settled                                                       81,740             138
          - Unlisted negotiable obligations                                    101,627         103,792
          - Others not included in the debtor classification regulations     5,821,487       5,736,462
          - Others included in the debtor classification regulations           248,290         308,398
          - Accrued interest receivable not included in the debtor
            classification regulations                                          86,037          79,158
          - Accrued interest receivable included in the debtor
            classification regulations                                           4,829           1,623
          - Allowances                                                        (91,370)       (102,008)
======================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 18:  (Continued)

========================================================================================================
                                                                               6.30.04          12.31.03
                                                                            ----------------------------
          LIABILITIES
                                                                            ----------------------------
           DEPOSITS                                                          6,017,583         5,583,991
                                                                            ----------------------------
           - Non-financial public sector                                        11,423            12,412
           - Financial sector                                                   19,735            19,460
           - Non-financial private sector and residents abroad               5,986,425         5,552,119
             - Current accounts                                              1,452,367         1,163,703
             - Savings accounts                                              1,088,232           818,888
             - Time deposits                                                 2,798,626         2,838,480
             - Investment accounts                                                 337               184
             - Others                                                          477,695           533,626
             - Accrued interest and quotation differences payable              169,168           197,238
                                                                            ----------------------------
           OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE             13,990,510        15,099,421
                                                                            ----------------------------
           - Argentine Central Bank                                          8,122,730         8,132,902
             - Liquidity assistance loans                                    5,476,796         5,579,978
             - Others                                                        2,645,934         2,552,924
           - Banks and international entities                                  809,713         2,735,480
           - Unsubordinated negotiable obligations                           3,463,735         2,392,909
           - Amounts payable for spot and forward purchases to be
             settled                                                            75,591                 -
           - Securities to be delivered under spot and forward sales
             to be settled                                                      10,040            99,604
           - Loans from domestic financial institutions                        226,929           131,763
           - Others                                                            948,097         1,003,865
           - Accrued interest and quotation differences payable                333,675           602,898
                                                                            ----------------------------
             SUBORDINATED NEGOTIABLE OBLIGATIONS                               359,183                 -
========================================================================================================

NOTE 19: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

          On September 15, 2003, the Board of Directors of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. signed a preliminary merger agreement involving the two companies, whereby Tarjeta Comfiar S.A. would merge into Tarjeta Naranja S.A. Under this agreement, as from January 1, 2004 these companies shall jointly conduct the corporate business to take greater advantage of existing resources. The Preliminary Merger Agreement was approved by the Extraordinary Meetings of Shareholders of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A., held on October 2, 2003.

          The Final Merger Agreement was signed on November 14, 2003. Since that date, the Board of Directors of Tarjeta Naranja S.A. has assumed responsibility for the administration and representation of Tarjeta Comfiar S.A..

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 19:  (Continued)
          As a result of the merger process mentioned above, effective January 1, 2004 Tarjeta Naranja S.A. absorbed Tarjeta Comfiar S.A., which was dissolved without being liquidated to continue with the business activities carried out by it until that time under the name of Tarjeta Naranja S.A., under the preliminary merger agreement, assuming all contingent rights and obligations of the merged company.

          On March 24, 2004, the Superintendency of Corporations of Cordoba ordered the registration of that company with the Public Registry of Commerce, all legal requirements under applicable regulations having been met at that date.

          As of June 30, 2004, Tarjetas del Mar S.A. and Galicia Capital Markets S.A. reported deficits in their equity, and this situation is subject to the provisions of Section 94, subsection 5) of the Corporations Law.

          Under Decree No. 1293/03, the application of this norm, which provides for Company dissolution due to loss of the capital stock, unless it is restored by shareholders, has been suspended until December 10, 2004.

NOTE 20:  GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

          As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for $ 312,774 were transferred, receiving in exchange $ 234,580 in cash and certificates of participation for $ 78,194. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

          Under the terms of the contract, in the event of default, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and/or replace the loans with others of similar characteristics.

          The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for $ 108,000 were transferred and $ 81,000 in cash and certificates of participation for $ 27,000 were received in exchange.

          In certain cases, Banco de Galicia y Buenos Aires S.A. is required to repurchase the certificates of participation.

          As of June 30, 2004, the certificates of participation amounted to $ 131,524 and $ 42,227, respectively.

          As of December 31, 2003, the certificates of participation amounted to $ 118,396 and $ 40,494, respectively.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 21:  "TARJETA NEVADA I" FINANCIAL TRUST

          On March 24, 2004, the Board of Directors of Tarjetas Cuyanas S.A. approved the creation of one or more financial trusts for the securitization of receivables arising from the use of credit cards issued by the Company, for which purpose fiduciary securities would be issued to place on the market. Consequently, through CNV Resolution dated June 18, 2004 Tarjetas Cuyanas S.A. obtained authorization for the issuance of "Tarjeta Nevada I" Financial Trust participation certificates for a face value of $15,000. As established in that Trust's offering circular supplement, the Issuing Trustee is Banco Patagonia Sudameris S.A., the Trustor, Manager and Trust Beneficiary, Tarjetas Cuyanas S.A., and the Underwriters, Banco Patagonia Sudameris S.A. and Banco Regional de Cuyo S.A.

          In June 2004 the two Underwriters granted the Company an advance on the placement price of the certificates of participation for $5,000 to be issued under the Tarjeta Nevada I Financial Trust (Banco Patagonia Sudameris S.A., $3,000 and Banco Regional de Cuyo S.A., $2,000). This advance has been included in Financial Loans.

          On July 21, 2004, the Company received the proceeds from the placement on the market of the Class A Certificates of Participation for $12,000 at an annual cut-off rate of 6%, for a term of four months. The Class B Participation Certificate for a total amount of $1,500 was placed at an annual rate of 8.5%, for an average term of 7.4 months, and the Class C participation Certificate for $1,500 is subordinated to the former ones.

NOTE 22:  SEGMENT REPORTING

          Below is a detail of the accounting information as of June 30, 2004, classified according to the related business segment:

          Primary segment: Business Segment.

                              Financial         Services            Total
                              brokerage
          Income               823,874           251,505          1,075,379
          Expenses            (603,092)          (43,965)          (647,057)
                             ---------------------------------------------------
          Result               220,782           207,540           428,322
                             ===================================================

          Secondary segment: Geographical area segment.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                            (in thousands of pesos)

NOTE 22:  (Continued)

                                       City of Buenos      Rest of country        Total
                                     Aires and Greater
                                        Buenos Aires
          Financial brokerage

          Income                          797,274              26,600            823,874
          Expenses                      (583,620)            (19,472)          (603,092)
                                     --------------------------------------------------------
          Result                          213,654               7,128            220,782
                                     ========================================================

          Services
          Income                          243,385             8,120            251,505
          Expenses                       (42,546)           (1,419)           (43,965)
                                     --------------------------------------------------------
          Result                          200,839             6,701            207,540
                                     ========================================================

           The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

                                                                        Total
          Assets
          Government and corporate securities                        2,096,353
          Loans                                                     11,560,753
          Other receivables resulting from financial brokerage       6,337,319
          Assets under financial leases                                 46,835

          Liabilities
          Deposits                                                   6,017,583
          Other liabilities resulting from financial brokerage      13,990,510

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           Statement of Financial Condition as of June 30, 2004
                             and December 31, 2003
                            (in thousands of pesos)
                                    (Note 2)

===========================================================================================================================
                                             6.30.04     12.31.03                                       6.30.04    12.31.03
                                          -----------------------                                       -------------------
ASSETS                                                               LIABILITIES
CURRENT ASSETS                                                       CURRENT LIABILITIES
Cash and due from banks (Notes 3 and 11                              Salaries and social security
and  Schedule G)                               469         1,164     liabilities (Notes 5 and 9)              49         74
Investments (Notes 9 and 11 and
Schedules C and G)                          29,951        24,499     Tax liabilities (Notes 6 and 9)       3,498        298
Other receivables (Notes 4, 9 and 11 and                             Other liabilities (Notes 7, 9
Schedule G)                                    486         5,745     and 11 and Schedule G)                  792       1,354
                                          -----------------------                                        -------------------
Total Current Assets                        30,906        31,408     Total Current Liabilities              4,339      1,726
                                          -----------------------                                        -------------------

NON-CURRENT ASSETS                                                   NON-CURRENT LIABILITIES
Other receivables (Notes 4, 9, 11
and 13 and Schedule G)                       3,590         4,438     Tax liabilities (Notes 6, 9 and 13)   45,791     43,354
Investments (Notes 9, 10 and 11 and
Schedules C, E and G)                    1,595,343     1,490,110     Other liabilities (Notes 7 and 9)          3          6
Fixed assets (Schedule A)                    3,352         3,431     Total Non-current Liabilities         45,794     43,360
                                                                                                        --------------------
Intangible assets (Schedules B and E)        5,467         6,947     Total Liabilities                     50,133     45,086
                                                                                                        --------------------
                                                                     SHAREHOLDERS' EQUITY               1,588,525  1,491,248
                                         -----------------------
Total Non-current Assets                 1,607,752     1,504,926     (per related statement)
                                         -----------------------
Total Assets                                                         Total Liabilities and
                                         1,638,658     1,536,334     Shareholders' Equity              1,638,658  1,536,334
============================================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                Income Statement
                        For the period of six months and
                             ended June 30, 2004
      In comparative format with the same period of the previous fiscal year
                            (In thousands of pesos)
                                    (Note 2)

===============================================================================
                                                     6.30.04          6.30.03
                                                    ---------------------------
Administrative expenses (Note 11
 and Schedule H)                                     (10,799)           (3,842)

Loss on investments in related entities             (102,374)          (33,057)

Financial and holding gains/(losses)(Note 11)

- Generated by assets                                  5,239           (28,439)

Interest

On time deposits(*)                                       88               759

On negotiable obligations(*)                           1,524               683

Others(*)                                                 87                27

Result of Indol contracts(*)                               -               (43)

Result of fiscal credit certificates                       -                44

Result of purchase and sale of
 government securities                                  (775)                -

Mutual fund yield                                          1                 6

Exchange gain / (loss)                                 4,314           (28,317)

Loss on exposure to inflation                              -            (1,598)

- Generated by liabilities                                 2               600

Exchange gain                                              2               101

Gain on exposure to inflation                              -               499

Other income and expenses                                545             6,931
                                                    ---------------------------
Pre-tax loss                                        (107,387)          (57,807)
                                                    ---------------------------
Income tax (Note 13)                                  (5,388)              (17)
                                                    ---------------------------
Loss for the period                                 (112,775)          (57,824)
===============================================================================

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11.
The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering
                  Statement of Changes in Shareholders' Equity
              For the period of six months and ended June 30, 2004
     In comparative format with the same period of the previous fiscal year
                             (in thousands of pesos)
                                    (Note 2)


===================================================================================================
          Item                                Shareholders' contributions (Note 8)
                                   ----------------------------------------------------------------
                                   Capital     Capital        Non-capitalized        Total
                                    stock     adjustment      contributions
                                                          -------------------------
                                                          Issuance      Irrevocable
                                                          premiums     contributions
---------------------------------------------------------------------------------------------------
                                  1,092,407   1,314,673     174,626                -      2,581,706
Balances at beginning of
year
Prior year adjustments
(Note 17)                                 -           -           -                -              -
                                -------------------------------------------------------------------
Modified and adjusted             1,092,407   1,314,673     174,626                -      2,581,706
balances at beginning of
year.
Capital increase                    149,000           -      61,052                -        210,052
Net loss for the period                   -           -           -                -              -
---------------------------------------------------------------------------------------------------

Total                             1,241,407   1,314,673     235,678                -      2,791,758
===================================================================================================

========================================================================================================
                Retained earnings (Note 12)
--------------------------------------------------------------------------------------------------------
          Profit reserves             Total        Unappropriated          Total               Total
                                                      retained          shareholders'     shareholders'
                                                      earnings          equity as of      equity as of
                                                                           6.30.04             6.30.03
-----------------------------------
   Legal     Discretionary  Other
--------------------------------------------------------------------------------------------------------
   29,493                -      -     29,493         (1,148,862)          1,462,337          1,638,637

        -                -      -          -             28,911              28,911            (11,608)
--------------------------------------------------------------------------------------------------------
   29,493                -      -     29,493         (1,119,951)          1,491,248          1,627,029
        -                -      -          -                  -             210,052                  -
        -                -      -          -           (112,775)           (112,775)           (57,824)
--------------------------------------------------------------------------------------------------------
   29,493                -      -     29,493         (1,232,726)          1,588,525          1,569,205

The accompanying Notes 1 to 17 and Schedules A,B,C,E,G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                            Statement of Cash Flows
              For the period of six months and ended June 30, 2004
     In comparative format with the same period of the previous fiscal year
                             (In thousands of pesos)
                                    (Note 2)

=====================================================================================
                                                           6.30.04           6.30.03
                                                         ----------------------------
CHANGES IN CASH
Cash and cash equivalents at beginning of the year           1,164             1,293
Cash and cash equivalents at end of the period                 469               893
                                                         ----------------------------
Decrease in cash and cash equivalents, net                   (695)             (400)
                                                         ----------------------------
REASONS FOR CHANGES IN CASH
Operating activities
--------------------
Collections for sales of goods and services                     16               337
Payments to suppliers of goods and services                (1,434)           (1,937)
Payments to the staff and social security contributions      (419)             (422)
Payment of income tax                                            -           (1,321)
Payments of other taxes                                    (4,116)           (3,001)
Other operating payments                                       (7)             (190)
                                                         ----------------------------
Net cash flow (used in) operating activities               (5,960)           (6,534)
                                                         ----------------------------
Investing activities
--------------------
Collections for fixed assets sold                                -                32
Payments for purchases of  fixed assets                       (25)               (4)
Irrevocable contributions in Net Investment                  (544)           (3,097)
Interest collected                                             182             1,840
Financing granted                                                -           (1,307)
Collections of investments                                   5,652             8,670
                                                         ----------------------------
Net cash flow provided by investing activities               5,265             6,134
                                                         ----------------------------
Decrease in cash and cash equivalents, net                   (695)             (400)
=====================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                       Notes to the Financial Statements
            For the period of three months commenced January 1, 2004
                             and ended June 30, 2004
                         presented in comparative format
                     (figures stated in thousands of pesos)

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO FINANCIERO GALICIA S.A. AND BANCO DE GALICIA Y BUENOS AIRES S.A.

          During 2003 a remarkable improvement was recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery. Also, interest rates have fallen and the exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

          In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its foreign debt obligations continues to be impaired.

          A favourable outcome of the restructuring negotiations of the public debt being carried out with creditors will be essential to reduce uncertainty as to the fiscal outlook over the next few years.

          The Argentine Government has submitted a general proposal for the restructuring of the sovereign debt in default issued prior to December 31, 2001.

          To confront the crisis that started at the end of 2001, the Government issued a number of measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

          On January 6, 2002, the Government enacted Law 25561 (Public Emergency and Exchange System Reform Law) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system), complemented by Decree 410 dated March 1, 2002, Decree 260 (Exchange Regime) dated February 8, 2002 and Decree 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public Emergency and Exchange System Reform Law.

          Subsequently, decrees and regulations were issued which introduced other amendments, as described below:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          Foreign exchange system
          -----------------------
          On February 8, 2002 Decree 260 (Exchange Regime) was issued, establishing as from February 11, 2002 a single free exchange market system, through which all transactions involving the exchange of currency are to be traded at exchange rates to be freely agreed according to the requirements of the Argentine Central Bank. Controls and restrictions had been imposed and then gradually relaxed.

          Through Communication 48001, the Argentine Central bank published exchange regulations in force as of June 30, 2004.

          Loans and other financing
          -------------------------
          As laid down by Law No. 25561, Decree No. 214/02 and complementary rules and amendments, loans granted by the Argentine financial system in US dollars or any other foreign currency, governed by Argentine legislation, have been converted to pesos according to the following guidelines: (i) to the non-financial private sector, at the $ 1 =
          US$ 1 parity or its equivalent in any other foreign currency, (ii) to the non-financial public sector at the $ 1.40 = US$ 1 parity or its equivalent in any other foreign currency and (iii) to the financial sector at the $ 1.40 = US$ 1 parity or its equivalent in any other foreign currency.

          Those measures contemplated the application of the Reference Stabilization Index (CER) to loans of whatever nature converted to pesos, to which a maximum interest rate determined by the BCRA is applied, except for those to which the salary variation index (CVS) was applied from October 1, 2002 to June 30, 2004, namely:

          - Mortgage loans secured by family residence originally agreed for up to US$ 250,000.
          - Consumer loans originally agreed for up to US$12,000.
          - Pledge consumer loans originally agreed for up to US$30,000.

          The lower of the contractual interest rate in force as of February 3, 2002 or that determined by the BCRA is applied to these loans.

          The CVS is an index that measures the daily rate of change derived from the monthly change in the Salary Index (IS), while the CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI).

          Since the beginning of the economic crisis in early 2002, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, this restructuring process being in its final stage. Also, that portfolio has been duly covered by an allowance.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          Deposits with the financial system
          ----------------------------------
          Through Decree 1570/2001, the National Executive Branch (PEN) imposed restrictions on the withdrawals of funds from financial institutions. Subsequently, regulations were issued establishing a rescheduled maturities scheme involving certain deposits with the financial system (known as CEDROS).

          Law No. 25561 and Decree No. 214/02 established that all deposits denominated in US dollars or any other currency placed with the financial system are to be converted to pesos at the $ 1.40 = US$ 1 parity. These norms also establish that financial institutions are to comply with their obligations reimbursing pesos. The CER and a minimum interest rate have been applied to those deposits.

          On various occasions, the National Executive Branch (PEN) established the possibility of savers exercising the option to exchange their deposits originally arranged in foreign currency for peso and US dollar-denominated government securities, the National Government being responsible for crediting those bonds. Rescheduled deposits for which no option has been exercised were registered with a "Notarial Record of Rescheduled Deposits" kept by Caja de Valores S.A. Those rescheduled deposits are listed negotiable securities and may be negotiated on self-regulated markets in Argentina.


          As of June 30, 2004, principal amounts on rescheduled deposits and CEDROS are $ 202,584, while rescheduled deposits exchanged for National Government Bonds not yet received from the Ministry of Economy of the Nation and not delivered to customers amount to $ 77,808.

          Public sector debt
          ------------------
          Decree No. 1387/01 dated November 1, 2001 established the possibility of financial institutions exchanging national public sector debt instruments and loans under the Promissory Note/Bond program for new loans called Secured Loans. Conversion was made at face value and at a one-to-one rate in the same currency as that of the exchanged public sector obligation. Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by Argentine law, are to be converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying the CER.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          The obligations of the Public Sector converted into pesos as explained above accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

          Decrees Nos. 644/02 and 79/03 established the steps to be taken by financial institutions to accept the new terms and conditions for receiving principal and/or interest payments on the secured loans. If financial institutions were to reject those terms and conditions, their situation will revert to the moment prior to the exchange.

          On August 27, 2002, National Executive Branch Decree No. 1579/02, instructed the Fiduciary Fund for the Provincial Development to assume the provincial debts instrumented in government securities, bonds, treasury bills or loans that are voluntarily converted into Secured Bonds.

          Through Resolutions Nos. 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy of the Nation established the unified calculation method applicable to debts encompassed by the conversion regime laid down by Decree No. 1579/02, and set a time limit within which financial institutions having made offers to convert provincial public debt within the framework of Decree No. 1387/01 and complementary rules may declare their intention to withdraw those offers.

          On November 19, 2002, the Ministry of Economy of the Nation issued Resolution No. 624/02, establishing the provincial public debt eligible to be exchanged for bonds and secured loans issued by the Fiduciary Fund for the Provincial Development. In addition, Resolutions Nos. 742/02 and 135/03 communicated the acceptance of certain exchange offers made by financial institutions.

          Reorganization and bankruptcy proceedings
          -----------------------------------------
          On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis that affected Argentina, and postponed all judicial and out-of court foreclosures, as well as all petitions for bankruptcy until December 10, 2003. Subsequently, Law 25820 was promulgated, which extended the public emergency declaration until December 31, 2004.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:    (Continued)

          Suspension of the application of Section 94, subsection 5 and Section
          ---------------------------------------------------------------------
          206 of Law 19550 (Commercial Companies Law)
          -------------------------------------------
          Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital.
          Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of capital, has been suspended until that date. Under Decree 1293/03, these measures will remain in effect until December 10, 2004.

          Legal actions requesting protection of constitutional guarantees
          ----------------------------------------------------------------
          As a result of the measures adopted by the Government in relation to the pesification and rescheduling of foreign currency deposits, since December 2001, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights.

          As of June 30, 2004, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to $ 17,526 and thousand of US$ 570,610. In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or disobedience, Banco de Galicia y Buenos Aires S.A. paid the amounts of $ 873,448 and thousand of US$ 112,454 in respect of reimbursement of deposits in pesos and foreign currency.

          The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner has been a consequence of the challenging of the public emergency regulations by savers, especially Decree 214/02 and complementary and related provisions subsequently issued.

          Some of those norms, such as Decree 320/02, Law No. 25587 and Decree 1316/02 attempted to suspend the execution of precautionary measures and final judgments, except for certain cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. However, those norms have been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          Furthermore, through Decrees Nos. 494/02 (published in the Official Gazette on March 13, 2002), 905/02, 1836/02 and 739/03 established the option for savers to receive National Government Bonds in exchange for rescheduled deposits, under the terms and in the manner prescribed therein.

          The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest for $ 609,255, as of June 30, 2004 it has been recognized in Intangible Assets by Banco de Galicia y Buenos Aires S.A., net of related amortization for $ 472,823, as called for by Argentine Central Bank Communique "A" 3916. As of December 31, 2003, Banco de Galicia y Buenos Aires S.A: had recognized $564.900, net of related amortization for $487.020.

          Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique "A" 3916, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch, with a copy to the Ministry of Economy of the Nation and the BCRA, compensation for damage suffered by Banco de Galicia y Buenos Aires S.A. as a result of the "asymmetrical pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by savers, ordered Banco de Galicia y Buenos Aires S.A. to reimburse deposits at a higher exchange rate than US$1=$1.40. In this connection, compensation for amounts paid in compliance with final and conclusive court decisions was requested, without prejudice to such other amounts as may be ordered to be paid upon the issue of new final and conclusive court decisions that permit Banco de Galicia y Buenos Aires S.A. to seek liquidated damages.

          The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis vs Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          On July 13, 2004, the Argentine Supreme Court of Justice ruled on the case entitled "Cabrera Geronimo Rafael et al v. National Executive Branch, on legal action requesting protection of constitutional guarantees", admitting the extraordinary appeal and rejecting payment of the difference between the amount of a dollar-denominated deposit and the amount resulting from converting to pesos the amount of that deposit at the $1.40=US$1 exchange rate plus CER, on the grounds that the saver has voluntarily collected that amount in pesos prior to the filing of the legal action, without reservation. The assessment of the plaintiff's insolvency invoked by it calls for discussion and evidence, which is beyond the framework of the legal action for protection of constitutional guarantees. It is expected that this ruling will prevent the so-called "second generation legal actions" from being filed, the facts invoked therein being similar to those resolved by the Court, and that it will anticipate the solution to be provided to similar pending cases, as it is expected to be followed by most lower courts.

          At the date of these financial statements, the Court had not yet ruled on certain cases involving US dollar-denominated deposits of individual savers, for which no peso withdrawals have been made, the Court having not as yet ruled on the matter at issue (constitutionality of pesification) in any of these cases. The ruling on the "Cabrera" case cannot be considered to set a precedent in such situations. Although the criterion to be followed by the Court in ruling on these cases will not be mandatory for the lower courts, it is an indication of possible rulings in similar cases to be heard by them.

          Compensation to financial institutions
          --------------------------------------
          Decree No. 214/02 Section 7 provides the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities.

          In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02 and 992/02 and
          their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

          In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          Sections 28 and 29 of that Decree established the restoration of financial institutions' equity at the time of the conversion into pesos, by compensating them for:

          a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensatory Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

          b) The mismatch of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensatory Bond originally issued in pesos into a dollar denominated bond and, if necessary, through the subscription of a dollar-denominated Hedge bond. To this end, the issuance of dollar-denominated "National Government Bonds, Libor 2012" (BODEN 2012) has been established.

          Thus, a total original compensation amount of thousand of US$ 2,254,027 in BODEN 2012 (face value) was determined for Banco de Galicia y Buenos Aires S.A.

          In relation to the process for the determination of the compensation amount, on October 30, 2003, the BCRA sent a letter to Banco de Galicia y Buenos Aires S.A. in which it formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation. Banco de Galicia y Buenos Aires S.A. accepted and recognized in the previous year an adjustment to the original face value of thousand of US$ 53,946, and on April 12, 2004, in a letter addressed to the BCRA, answers to the observations made were provided and rectification was formally requested by Banco de Galicia y Buenos Aires S.A. Such rectification is still pending definition by that Entity. On that date, Banco de Galicia y Buenos Aires S.A. also answered the observations on current account and credit card debit balances, challenging the observations made by the BCRA and filing the pertinent motion for reconsideration before that Entity. In compliance with complementary provisions introduced by Communiques "A" 4122 and "A" 4130, respectively, on June 29, 2004, the figures for which the information previously submitted should be rectified were reported to the Argentine Central Bank. As a result, the final amount of Boden 2012 (face value) to be compensated to the Bank would be US$2,193,543 thousand.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          In the opinion of the legal advisors of Banco de Galicia y Buenos Aires S.A., the determination of the compensation amount, which is still in the process of being analyzed, has been made by that Bank on the basis of a proper interpretation of current legislation. At the date these financial statements were prepared, no resolution had yet been issued by the BCRA, therefore the final amount is subject to its approval and modifications.

          Banco de Galicia y Buenos Aires S.A. records overall provisions in "Provisions for Other Contingencies, under liabilities, which would enable it to neutralize the effects on its assets and liabilities of a probably unfavorable decision on the issues being analyzed.

          At June 30, 2004, the amount of $ 4,680,827 for the compensation to be received was recorded in "Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government".

          The "Government securities - In foreign currency - Holdings of investment accounts" caption includes $ 968,626 for the securities received for the compensation, net of the transfer made to Banco de Galicia Uruguay S.A.

          The advance to be requested from the Argentine Central Bank for the subscription of the Hedge bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of dollar-denominated "National Government Bonds, Libor 2012", for
          $ 1,673,823 which, including the adjustments from application of the CER and accrued interest for $ 954,857, totals $ 2,628,680.

          The conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in
          Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

          In addition, Banco de Galicia y Buenos Aires S.A. submitted a letter to the BCRA requesting authorization to transfer securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos, recorded by the subsidiary Banco Galicia Uruguay S.A., which was estimated at approximately thousand of US$ 438,000. Such request was rejected by that Entity through Resolution No. 162 dated May 28, 2004, notice of which was given to Banco de Galicia y Buenos Aires S.A. on June 3, 2004. In order to learn more about the grounds stated in that resolution, that bank has requested authorization to examine the records of the case in full, as well as the other records mentioned in that resolution.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          Compensation for application of the CER/CVS
          -------------------------------------------
          Law 25796 established compensation to financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted to pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of BODEN 2013.

          On May 3, 2004, through Resolution 302/2004 the Ministry of Economy and Production approved the calculation method to be used by the Finance Secretariat to determine the face value amount of the "National Government Bonds in pesos at variable rates due 2013" to be delivered to the financial institutions adhering to the Compensation Regime created by Law No. 25796. The above resolution and BCRA Communique "A" 4136 have regulated that compensation regime in such a way that, in the opinion of Banco de Galicia y Buenos Aires S.A. Management, it is contrary to the provisions of Law No. 25796. For this reason, on May 6, 2004 Banco de Galicia y Buenos Aires S.A. made a submission to the National Executive Branch, the Ministry of Economy and the BCRA, maintaining the claim made on December 30, 2003 and expanding on its justification. As the deadline granted by the Argentine Central Bank for adhering to the established compensation regime expired on May 18, 2004, on that date Banco de Galicia y Buenos Aires S.A. made a new submission to the Ministry of Economy and the Argentine Central Bank reiterating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and challenging Ministry of Economy Resolution No. 302/2004 under the terms of Section 24 of Law 19549.

          Banco de Galicia y Buenos Aires S.A. has recorded the estimated recoverable value of that compensation under Other receivables resulting from financial brokerage in the amount of $102,705. The mentioned Bank records provisions to cover the effects of a possibly unfavourable resolution.

          Treatment of extraordinary assistance to financial institutions by the
          ----------------------------------------------------------------------
          Argentine Central Bank
          ----------------------
          Decree 739/03 issued on March 28, 2003 establishes a voluntary procedure for the repayment of the assistance to financial institutions by the Argentine Central Bank during the economic crisis that affected the financial system as from 2001. The basic criterion consists of balancing the cash flows of financial institutions that are debtors for rediscounts and creditors for holdings of public sector securities at the same time.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          On February 3, 2004, the BCRA informed Banco de Galicia y Buenos Aires S.A. that it had approved the latter's request for adherence to the regime for repayment of debt with the BCRA for liquidity reasons, as called for by Decree No. 739/03, and complemented by Decree No. 1262/03, as well as the amortization schedule proposed, the term of which is 92 months, on the basis of the minimum amortization period established by applicable regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt. On March 2, 2004, the first installment was paid.

          As of June 30, 2004 the assistance from the Argentine Central Bank amounted to $5,689,409 (principal plus adjustments).

          Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries
          ----------------------------------------------------------------------
          To confront the crisis that affected the financial system in general and Banco de Galicia y Buenos Aires S.A. in particular at the end of 2001 and in early 2002, in May 2002, the Galicia Capitalization and Liquidity Plan (the "Plan") was implemented. Its main objectives were:
          1) the immediate restoring of Banco de Galicia y Buenos Aires S.A. liquidity levels by providing it with sufficient funds for it to be able to reimburse a significant portion of its demand deposits without requiring any financial assistance from the Central Bank; 2) the orderly winding up of its operating units abroad, 3) the streamlining of the mentioned Bank's structure to adapt it to the lower levels of activity, and 4) an increased capitalization under the foreign debt renegotiation process.

          This Plan was approved by the Board of Directors of the BCRA on May 3, 2002.

          Banco de Galicia y Buenos Aires S.A. has met all the objectives set so far.

          After the initial strengthening of Banco de Galicia y Buenos Aires S.A. solvency, its liquidity levels stabilized and were rebuilt, no further financial assistance having been required from the BCRA. Banco de Galicia y Buenos Aires S.A also made significant progress in the adaptation of its corporate structure, which was accompanied by a strict expense reduction policy.

          As regards the restructuring of its foreign debt, Banco de Galicia y Buenos Aires S.A. managed to refinance the liabilities of its New York Branch (which was closed down in January 2003) and of its subsidiaries Galicia Uruguay and Galicia Cayman, consisting mainly of deposits. Furthermore, with the approval of the BCRA, the debt carried with Galicia Uruguay for a principal amount of thousand of US$ 399,500 was restructured.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          An agreement has recently been signed which enabled refinancing the Head Office's and Cayman Branch's debts.

          The basic refinancing offer terms and conditions were approved by the Argentine Central Bank through Resolution No. 152/04, subject to certain requirements, compliance with which by Banco de Galicia y Buenos Aires S.A. is still being analyzed at that Entity.

          The offer expired on April 27, 2004, a debt for a total principal amount of thousand of US$ 1,320,900, representing 98.2% of the total restructured principal amount, having been validly exchanged.

          Based on the options exercised, the final outcome of the restructuring was as follows:

          -The following debt instruments were issued:

          - long-term debt instruments for thousand of US$ 648,500, of which thousand of US$ 464,800 will be US dollar-denominated Negotiable Obligations due 2014, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

          - medium-term debt instruments for thousand of US$ 399,800, of which thousand of US$ 352,800 will be US dollar-denominated Negotiable Obligations due 2010, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A..

          -subordinated debt instruments for thousand of US$ 230,000, of which thousand of US$ 218,200 will be US dollar-denominated subordinated Negotiable Obligations due 2019, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

          In addition, commercial creditors have accepted the terms and conditions for the refinancing of their receivables in the amount of thousand of US$ 24,400.

          - thousand of US$ 36,900, for debt equivalent to thousand of US$ 45,000, were transferred to creditors who have opted to receive National Government Bonds due 2012 (BODEN 2012), and thousand of US$ 13,600, for debt equivalent to thousand of US$ 26,800, were paid to creditors who have participated in the cash offer. In addition, under the terms of the agreement, an interest payment of thousand of US$ 15,500 was made.

          On the settlement date, thousand of US$ 42,400 in excess of the cash offer were used to redeem in advance "pro rata and pari passu" the US dollar-denominated Negotiable Obligations due 2014".

          The agreements signed with creditors include certain covenants establishing restrictions on payments of stock dividends or purchases of its shares or those of its subsidiaries; certain types of investments; the use of the proceeds from the sale of certain assets or from the issue of debt or shares; the conduct of certain transactions with subsidiaries and the participation in non-financial activities.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:  (Continued)

          Compliance with the commitments undertaken will be subject to the prior approval of the Argentine Central Bank, as called for by current regulations. The conclusion of the above process enabled restructuring the foreign financial liability repayment terms, by adapting the expected payment expenses and making Banco de Galicia y Buenos Aires S.A. future development more foreseeable, as well as complying with the increased capitalization envisaged in the Plan.

          As a result of this restructuring, Banco de Galicia y Buenos Aires S.A. has increased its regulatory capitalization levels by approximately thousand of US$ 278,700, because of relief granted in respect of principal and interest for thousand of US$ 48,700, which were recognized under Financial income - "Others" and Financial expenses - Interest expense for other Liabilities resulting from financial brokerage, respectively. Also, subordinated debt for thousand of US$ 230,000 was issued, which is considered to be capital for regulatory purposes. As a result of the restructuring of the New York Branch in 2002, the Bank had increased its capitalization levels by thousand of US$ 43,000.

          Claims due to foreign exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002

          During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.

          At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.

          Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.

          As a result of the mentioned norms, during the exchange holidays Banco de Galicia y Buenos Aires S.A. was unable to perform exchange operations.

          Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.

          At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

          For this reason, when the Argentine Central Bank allocated thousand of US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated thousand of US$ 410,000 at $1.40, that is, the amount of thousand $ 574,000.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          This has affected the guarantees of inviolability of private property and equality under the law.

          Banco de Galicia y Buenos Aires S.A. considers that the difference of $ 164,000 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount. This right has not been given accounting recognition in the present financial statements.

          Banco de Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation)

          The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation), entities controlled by Banco de Galicia y Buenos Aires S.A..

          On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.

          On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended.

          Within this context, Banco de Galicia y Buenos Aires S.A. and Galicia Uruguay agreed to take the necessary steps to provide the latter with the necessary sums for it to be able to reimburse all its deposits, where applicable, with the prior authorization of the Argentine Central Bank.

          Subsequently, the two entities signed a complementary agreement clarifying the direct or indirect legal effects arising from the statements and covenants of the agreement and the enforceability of the rights assumed shall be subject to compliance with the normalization of Banco de Galicia y Buenos Aires S.A. economic and financial situation and repayment of the assistance from the Argentine Central Bank, as provided for by the whereas clause No. 52 of BCRA Resolution No. 281.

          On December 23, 2002, Galicia Uruguay restructured its deposits with a high degree of acceptance on the part of depositors.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          This restructuring consisted of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates or negotiable obligations for the remainder.

          As from June 2003 Galicia Uruguay began to receive statements of interest from its depositors in relation to various options for exchanging their deposits rescheduled in 2002 (such as time deposits or negotiable obligations) for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by that company. The purpose of this exchange was to voluntarily modify the profile of the debt already restructured to satisfy the preferences of customers for different combinations of liquidity and return, and to improve the distribution of cash flows over time.

          The first term for this voluntary exchange expired on July 24, 2003. The customers of Banco Galicia Uruguay SA exercised those options in a total amount of thousand of US$ 185,000, which included opting to receive Boden 2012 for thousand of US$ 137,000, in addition to new negotiable obligations to be issued by Galicia Uruguay.

          The second term for the voluntary exchange expired on February 20, 2004 and Galicia Uruguay received statements of interest from its customers for a total amount of approximately thousand of US$ 206,000.

          As of June 30, 2004 the rescheduled obligation balance (time deposits and negotiable obligations) amounted to $1,482,434.

          Through Resolution No. 338, the BCRA approved the terms and conditions for the restructuring of the debt of thousand of US$ 399,500 (principal) that Banco de Galicia y Buenos Aires S.A. carried with Galicia Uruguay, as well as the transfer to that entity of cash for thousand of US$ 72,100 (principal amount) and Boden 2012 for thousand of US$ 137,000 (face value), in payment of the first principal installment and interest thereon due at August 15, 2003.

          Payment of the balance of arround thousand of US$ 221,600 was agreed in 8 annual consecutive installments falling due in August of each year.

          On April 2, 2004, Banco de Galicia y Buenos Aires S.A. transferred Galicia Uruguay BODEN 2012 for thousand of US$ 170,000 (face value), which were firstly allocated to interest payments for thousand of US$ 4,000 accrued until April 2, 2004, and subsequently to the early amortization of principal amount installments for thousand of US$ 111,500 on the debt held by the Cayman Branch with Galicia Uruguay, falling due within longer terms.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          In June 2004, the Uruguayan and Argentine regulatory authorities established the creation of an instrument to secure obligations arising under the reorganization plan. It has been resolved that, together with the implementation thereof, the Entity's authorities envisaged in its by-laws will be restored.

          Considering that for purposes of the performance of these activities it is not necessary to obtain authorization to act as a commercial bank, it was resolved to maintain the authorization to operate granted by the National Executive Branch and withdraw the Central Bank of Uruguay authorization, Galicia Uruguay continuing to be intervened until such instrument is implemented.

          The adoption of this resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of obligations arising under the reorganization plan approved by the Uruguayan courts, nor shall it affect successive debt swaps undertaken by the Entity.

          At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Ltd. (In provisional liquidation) because one of its main assets was a deposit for thousand of US$ 79,500 in Banco Galicia Uruguay SA. Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors, as an alternative to that Entity's liquidation.

          At the end of May 2003, Galicia Cayman and the Provisional Liquidator formulated a proposal for the restructuring of that Entity and with the authorization of the court in the Cayman Islands ("the Court") they distributed the plan to all creditors for their consideration. The restructuring plan will be in force until April 30, 2012. While this plan remains in effect, the subsidiaries' assets will be administered by the liquidators for the benefit of creditors.

          On May 29, 2003 the restructuring proposal made to creditors was submitted to the Court. The terms of this proposal were as follows: an initial cash payment of 5% of the amount of the debt (principal and interest) due as of July 18, 2002, plus a transferable time deposit certificate for 95% of the amount of the debt (principal and interest) due as of July 18, 2002. After the debt with all Class A creditors has been repaid, the remaining assets of Banco de Galicia (Cayman) Limited (In Provisional liquidation) shall be allocated to the repayment of the thousand of US$ 2,900 debt held with Galicia Pension Fund Ltd. (a subsidiary of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), which is subordinated to the repayment of the debt with all Class A creditors. Furthermore, a subordinated loan for thousand of US$ 1,200 was obtained from, the parent company of Banco de

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:  (Continued)

          Galicia y Buenos Aires S.A., which shall be repaid after the debt with all creditors according to the proposed plan has been amortized.

          The degree of acceptance of the proposed plan exceeded the legal majorities and with the approval of the proposed plan by the Court in the Cayman Islands and its registration with the Company Record of that jurisdiction, both of them having taken place on July 16, 2003, the proposed plan came into force as from that date and has effects and is mandatory for all creditors.

          This initial payment was made on August 8, 2003. The first installment was paid in the middle of September 2003, the last installment falling due in September 2011.

          As of June 30, 2004, the financial statements have been consolidated on a line-by-line basis with the balances of Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and its subsidiaries.

          The individual financial statements include the investment in Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) according to the equity method of accounting, while $ 582,065 have been recorded in Provisions for other contingencies, under liabilities, to cover the deficit in the equity of Banco Galicia Uruguay S.A.

          In view of this, Banco de Galicia y Buenos Aires S.A. ratified its intention to meet the commitments previously undertaken with it's uruguayan subsidiary, subject to the necessary authorizations.

          The impact generated by these circumstances on Banco de Galicia y Buenos Aires S.A. and it's subsidiaries balance sheet and financial position as of June 30, 2004 was recognized in accordance with BCRA rules and on the basis of estimates made by that Bank's Management in those cases not specifically regulated. At the date of issue of these financial statements, it is not possible to foresee the future development of these variables and their possible effect on Banco de Galicia y Buenos Aires S.A. Therefore, these financial statements should be analyzed considering those circumstances.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   FINANCIAL STATEMENT PRESENTATION BASIS

          Through Resolutions Nos. C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20, respectively. Furthermore, the National Securities Commission (CNV) has adopted those Technical Pronouncements adding certain modifications to them. These regulations are mandatory for the fiscal years commencing as from January 1, 2003. Furthermore, through MD Resolution No. 5/03 of the CPCECABA Technical Pronouncement No. 21 was approved, the application if which is mandatory for the fiscal years commencing as from April 1, 2003.

          The main modifications introduced by the new Technical Pronouncements, which have produced significant effects on the Company's financial statements, are as follows:

          1. Requirement to apply the deferred tax method in recognizing income tax, which led to the recognition of prior year adjustments.

          2. Addition of new disclosure requirements, including segment information, earnings per share and the comparative information to be presented.

          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, as of December 31, 2003, this departure has not produced a significant effect on the financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

          The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

          The principal accounting policies used in preparing the financial statements are described below.

          a.   Assets and Liabilities in local currency

               Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.

          b.   Foreign currency Assets and Liabilities (US dollars)

               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

          c.   Investments

               c.1. Current

                    Time and special current account deposits have been valued at their face value, plus interest accrued at period/year end.

                    The negotiable obligations have been valued at their nominal value, plus accrued interest at period/year end.

               c.2. Non-current

                    The negotiable obligations issued by Banco Galicia Uruguay have been valued at their nominal value, plus accrued interest at period/year end, which is recorded as current.

                    Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as resolved by the Extraordinary Meeting of Shareholders held on January 2, 2004, plus interest accrued at period/year end, which is recorded as current.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    The equity investments in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for according to the equity method as of June 30, 2004.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from Argentine GAAP.

                    The equity investments in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of March 31, 2004 and April 30, 2004 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.

          d.   Fixed assets

               Fixed assets have been valued at their acquisition cost, restated into constant currency, as mentioned in the fifth and sixth paragraphs of this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The index-adjusted net book values of the assets, taken as a whole, do not exceed their value to the business at period/year end.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

          e.   Intangible assets

               Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the fifth and sixth paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life.

               The Company has recorded a valuation allowance of $ 1,722 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A.

               Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at period/year end.

               As of June 30, 2004, the logotype and organization expenses were written off.

          f.   Income Tax

               Income tax has been determined according to the deferred tax method (See Note 13).

          g.   Shareholders' Equity

               g.1. Activity in the shareholders' equity accounts has been restated as mentioned in the fifth and sixth paragraphs of this Note.

                    The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the year in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account.

               g.2. Income and expense accounts

                    The results for each period have been disclosed at restated values following the guidelines detailed in the fifth and sixth paragraphs of this Note.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

          h.   Statement of cash flows

               The "Cash and banks" caption is considered to be cash. The activity in that statement has been presented in constant currency.

NOTE 3:   CASH AND BANKS

          The breakdown of this caption was as follows:

                                                  6.30.04            12.31.03
                                             ----------------- -----------------
          Cash (Schedule G)                           459                   932
          Banks - current accounts (Note 11)           10                   231
          Checks for deposit                            -                     1
                                             ----------------- -----------------
          Total                                       469                 1,164
                                             ================= =================

NOTE 4:   OTHER RECEIVABLES

          The breakdown of this caption was as follows:

                                                     6.30.04         12.31.03
                                                ---------------- ---------------
          Current
          Fiscal credits                                      69             450
          Prepaid expenses                                     3               6
          Miscellaneous receivables (Note 11
          and Schedule G)                                    409           2,694
          Others                                               5           2,595
                                                ---------------- ---------------
          Total                                              486           5,745
                                                ================ ===============
                                                ================ ===============

                                                     6.30.04         12.31.03
                                                ---------------- ---------------
          Non-current
          Fiscal credits (Note 13)                           19             947
          Prepaid expenses                                    2               2
          Sundry debtors (Note 11 and Schedule G)         3,569           3,489
                                                ---------------- ---------------
          Total                                           3,590           4,438
                                                ================ ===============

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   SALARIES AND SOCIAL SECURITY LIABILITIES

          The breakdown of this caption was as follows:

                                                     6.30.04        12.31.03
                                                ----------------- --------------
          Integrated Pension and Survivors'
          Benefit System                                  10                  10
          Health care plans                                9                   4
          Directors' and syndics' fees accrual            30                  60
                                                ----------------- --------------
          Total                                           49                  74
                                                ================= ==============

NOTE 6:   TAX LIABILITIES

          The breakdown of this caption was as follows:

                                                     6.30.04        12.31.03
                                                ----------------- --------------
          Current
          Income tax withholdings to be
          deposited                                            25             22
          Income tax accrual, net                           1,620              -
          Provision for turnover tax                            1              2
          Provision for presumptive minimum
          income tax, net                                       -            274
          Provision for tax on personal assets              1,850              -
          Monthly VAT position                                  2              -
                                                ----------------- --------------
          Total                                             3,498            298
                                                ================= ==============

          Non-current                                6.30.04        12.31.03
                                                ----------------- --------------
          Deferred tax liability (Note 13)                 45,791         43,354
                                                ----------------- --------------
          Total                                            45,791         43,354
                                                ================= ==============

NOTE 7:   OTHER LIABILITIES

          The breakdown of this caption was as follows:

          Current                                     6.30.04       12.31.03
                                                   ------------- ---------------
          Miscellaneous liabilities (Schedule G)              13             525
          Expense accrual (Note 11 and Schedule G)           776             829
          Directors' qualification bond                        3               -
                                                   ------------- ---------------
          Total                                              792           1,354
                                                   ============= ===============

          Non-current                                 6.30.04       12.31.03
                                                   ------------- ---------------
          Directors' qualification bond                        3               6
                                                   ------------- ---------------
          Total                                                3               6
                                                   ============= ===============

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 8:   CAPITAL STATUS

          As of June 30, 2004, the capital status of the Company was as follows:

           Subscribed,               Restated             Approved by                   Date of registration
             issued,      Face          to                                             with the Public Registry
          paid-in and     value      constant          Body                Date               of Commerce
          registered                 currency
            capital
          -------------------------------------------------------------------------------------------------------

           Opening                                   Shareholders'         05.16.00
           balance       1,092,407   2,407,080          meeting            07.24.00 and       08.09.00
                                                    Board of Directors     07.26.00
           Capital                                    Shareholders'     1.2.04, 4.23.04       08.06.04
           increase        149,000     149,000          meeting          and 5.13.04
                                                   Board of Directors
                         ---------------------
           Total         1,241,407   2,556,080

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

          As of June 30, 2004 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:


                                                                Salaries
                                                                and social
                                                     Other       security        Tax           Other
                                   Investments    receivables   liabilities    liabilities   liabilities
          -----------------------------------------------------------------------------------------------
          Falling due within:
          1st  Quarter               29,119             266             19           28         789
          2nd Quarter                   832               1              -            -           -
          3rd Quarter                     -               1             30            -           -
          4th Quarter                     -               -              -        3,470           3
          After one year            343,738           3,586              -       45,791           3
                                  -----------------------------------------------------------------------
          Subtotal falling due      373,689           3,854             49       49,289         795
                                  -----------------------------------------------------------------------
          No set due date         1,251,605               4              -            -           -
          Past due                        -             218              -            -           -
          Total                   1,625,294           4,076             49       49,289         795
                                  -----------------------------------------------------------------------
          Non-interest bearing    1,251,605           3,671             49       49,289         795
          At a fixed rate           373,689             405              -            -           -
                                  -----------------------------------------------------------------------
          Total                   1,625,294           4,076             49       49,289         795


                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  EQUITY INVESTMENTS IN OTHER COMPANIES

          The breakdown of long-term investments was as follows:

          ==========================================================================================================
                                                            As of 6.30.04
                                                                                              Principal     Face
             Issuing company                                                                   line of      value
                          Shares                            Percentage of interest held in    business   per share
                          -----------------------------------------------------------------
                                    Type          Number      Total Capital    Possible votes
          -----------------------------------------------------------------------------------------------------------
                                  Ordinary
          Banco de Galicia y      class "A"             101                                                 0.001
          Buenos Aires S.A.       Ordinary                                                   Financial
                                  class "B"     438,599,602                                  activities     0.001
                                  -------------------------------------------------------
                                    Total       438,599,703    93.585537%    93.585542%
          -----------------------------------------------------------------------------------------------------------
                                                                                             Financial
                                                                                                and
                                                                                             investment
          Net Investment S.A.     Ordinary           10,500        87.50%        87.50%      activities     0.001
          -----------------------------------------------------------------------------------------------------------
                                   Ordinary                                                  Financial
          Sudamericana Holding    class "A"          31,302                                     and         0.001
          S.A.                    Ordinary                                                   Investment
                                  class "B"          41,735                                  activities     0.001
                                  -------------------------------------------------------
                                    Total            73,037    87.500899%    87.500899%
          -----------------------------------------------------------------------------------------------------------
                                                                                             Issuer of
                                                                                             warehouse
                                                                                             receipts
                                                                                                and
          Galicia Warrants S.A.   Ordinary          175,000        87.50%       87.50%        warrants      0.001
          ===========================================================================================================

          ===========================================================================================================
                                                            As of 12.31.03
                                                                                              Principal     Face
             Issuing company                                                                   line of      value
                                    Shares                  Percentage of interest held in    business     per share
                                    -------------------------------------------------------
                                    Type          Number      Total Capital    Possible votes
          -----------------------------------------------------------------------------------------------------------
                                  Ordinary
          Banco de Galicia y      class "A"             101                                                   0.001
          Buenos Aires S.A.       Ordinary                                                      Financial
                                  class "B"     438,599,602                                     activities    0.001
                                  ---------------------------------------------------------
                                    Total       438,599,703   93.585537%      93.585542%
          -----------------------------------------------------------------------------------------------------------
                                                                                                Financial
                                                                                                   and
                                                                                                investment
          Net Investment S.A.     Ordinary           10,500       87.50%          87.50%         activities    0.001
          -----------------------------------------------------------------------------------------------------------
                                  Ordinary                                                      Financial
          Sudamericana Holding    Class "A"          31,302                                        and        0.001
          S.A.                    Ordinary                                                     investment
                                  Class "B"          41,735                                    activities     0.001
                                  ---------------------------------------------------------
                                    Total            73,037   87.500899%      87.500899%
          -----------------------------------------------------------------------------------------------------------
                                                                                               Issuer of
                                                                                               warehouse
                                                                                               receipts
                                                                                                  and
          Galicia Warrants S.A.   Ordinary          175,000        87.50%        87.50%        warrants       0.001
          ===========================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)

          The financial condition and results of controlled companies were as follows:

          =========================================================================================
                                                                          Issuing company
                        Financial condition                     -----------------------------------
                        as of 6.30.04                           Banco de Galicia
                                                                 y Buenos Aires    Net Investment
                                                                      S.A.             S.A.
          -----------------------------------------------------------------------------------------
          Assets                                                 21,471,666             5,009
          Liabilities                                            20,186,287                47
          Shareholders' equity                                    1,285,379             4,962
          Result for the period of six months ended 6.30.04        (98,266)           (1,294)
          =========================================================================================

          ======================================================================
                                                                Issuing company
                                                               -----------------
                       Financial condition                     Galicia Warrants
                         As of 4.30.04(*)                            S.A.
          ----------------------------------------------------------------------
          Assets                                                       6,322
          Liabilities                                                  1,340
          Shareholders' equity                                         4,982
          Result for the period of six months ended 4.30.04               64
          ======================================================================
          (*) See Note 2.c.2.

          ======================================================================
                                                                Issuing company
                                                                ---------------
                       Financial condition                       Sudamericana
                         As of 3.31.04(*)                        Holding S.A.
          ----------------------------------------------------------------------
          Assets                                                       21,551
          Liabilities                                                      79
          Shareholders' equity                                         21,472
          Result for the period of six months ended 3.31.04           (2,079)
          ======================================================================
          (*) See Note 2.c.2.

          ========================================================================================
                                                                           Issuing company
                                                                 ---------------------------------
                                                                 Banco de Galicia
                                                                  y Buenos Aires    Net Investment
              Financial condition as of 12.31.03                       S.A.              S.A.
          ----------------------------------------------------------------------------------------
          Assets                                                    21,186,558           5,779
          Liabilities                                               19,833,805              67
          Shareholders' equity                                       1,352,753           5,712
          Result for the period of six months ended 6.30.03           (14,941)         (5,236)
          ========================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)
          ======================================================================
                                                               Issuing company
                                                               ----------------
                                                               Galicia Warrants
                Financial condition as of 10.31.03                   S.A.
          ----------------------------------------------------------------------
          Assets                                                        6,071
          Liabilities                                                   1,154
          Shareholders' equity                                          4,917
          Result for the period of six months ended 4.30.03                26
          ======================================================================

          ======================================================================
                                                                Issuing company
                                                                ----------------
                                                                 Sudamericana
                Financial condition as of 9.30.03                Holding S.A.
          ----------------------------------------------------------------------
          Assets                                                         23,637
          Liabilities                                                        86
          Shareholders' equity                                           23,551
          Result for the period of six months ended 3.31.03             (5,712)
          ======================================================================

NOTE 11   INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550

          The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          Banco de Galicia y Buenos Aires S.A.
                                                                 6.30.04               12.31.03
                                                              -------------          ------------
          ASSETS
          Cash and banks - current accounts (Note 3)                      8                   225
          Investments - time deposits (Schedule C)                    4,812                 4,025
          Investments - Negotiable Obligations (Schedules C         227,015                     -
          and G)                                              -------------          ------------
          Total                                                     231,835                 4,250
                                                              =============          ============

          LIABILITIES
          Other liabilities - expense accrual (Note 7)                  153                   154
                                                              -------------          ------------
          Total                                                         153                   154
                                                              =============          ============

          INCOME                                                  6.30.04               6.30.03
          Financial income - interest on time deposits                   26                 1,284
          Financial income - interest on negotiable obligations      14,081                     -
                                                              -------------          ------------
          Total                                                      14,107                 1,284
                                                              =============          ============

          EXPENSES
          Administrative expenses (Schedule H)
           Leasing of brand                                            371                   359
           Bank charges                                                  3                     3
           General expenses                                             17                    13
                                                              ------------           -----------
          Total                                                        391                   375
                                                              ============           ===========

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          Banco Galicia (Cayman) Limited                            6.30.04              12.31.03
                                                                ------------------   -----------------
          ASSETS
          Other  receivables - Miscellaneous  receivables
          (Note 4 and Schedule G)                                            3,568               3,488
                                                                ------------------   -----------------
          Total                                                              3,568               3,488
                                                                ==================   =================
                                                                    6.30.04               6.30.03
          INCOME
          Financial results - other interest                                    34                   -
                                                                ------------------   -----------------
          Total                                                                 34                   -


          Banco Galicia Uruguay S.A.
                                                                    6.30.04               12.31.03
                                                                ------------------   -----------------
          ASSETS
          Investments - special current account deposits
          (Schedules C and G)                                                    -                 428
          Investments  -  negotiable obligations (Schedules C
          and G)                                                           126,306             126,792
                                                                ------------------   -----------------
          Total                                                            126,306             127,220
                                                                ==================   =================

          INCOME                                                  6.30.04                6.30.03
                                                                ------------------   -----------------
          Financial income - interest on negotiable
           obligations                                                         621                 683
                                                                ------------------   -----------------
          Total                                                                621                 683
                                                                ==================   =================
           EXPENSES                                                6.30.04                6.30.03
                                                                ------------------   -----------------
           Administrative expenses (Schedule H)
           Bank charges                                                          -                   1
                                                                ------------------   -----------------
          Total                                                                  -                   1
                                                                ==================   =================
          --------------------------------------------------------------------------------------------

          Galicia Valores S.A. Sociedad de Bolsa

          EXPENSES                                                 6.30.04               6.30.03
                                                                ------------------   -----------------

          Financial loss on Indol                                                -                   2
                                                                ------------------   -----------------
          Total                                                                  -                   2
                                                                ==================   =================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          B2Agro S.A.                                               6.30.04              12.31.03
                                                               -------------------   ----------------
          ASSETS
          Other receivables - Miscellaneous receivables
          (Note 4 and Schedule G)                                              405              2,694
                                                               -------------------   ----------------
          Total                                                                405              2,694
                                                               ===================   ================

          INCOME                                                    6.30.04               6.30.03
                                                               -------------------   ----------------

          Financial results - other interest                                    53                 27
                                                               -------------------   ----------------
          Total                                                                 53                 27
                                                               ===================   ================

          Tarjetas del Mar S.A.                                     6.30.04              6.30.03
                                                               -------------------   ----------------
          INCOME
          Other income and expenses                                             16                  -
                                                               -------------------   ----------------
          Total                                                                 16                  -
                                                               ===================   ================

NOTE 12:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          At June 30, 2004 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution No. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).

NOTE 13:  INCOME TAX - DEFERRED TAX

          Income tax has been determined according to the deferred tax method.

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 13:  (Continued)

          Deferred tax assets:

                                                          Other receivables
          Item                              Tax losses     Specific tax losses     Others    Total
          -----------------------------------------------------------------------------------------
          Opening balances                         914                      -         28        942
          Charged to shareholders' equity           13                     15        (28)         -
          Charge to results                      (927)                      -          -      (927)
          -----------------------------------------------------------------------------------------
          Closing balances                           -                     15          -         15
          =========================================================================================

          Deferred tax liabilities:

          Item                             Fixed assets       Investments           Total
          Opening balances                       10               43,344            43,354
          Charge to results                       1                2,436             2,437
                                         -------------------------------------------------------
          Closing balances                       11               45,780            45,791

                                         =======================================================

          Net deferred liabilities at period end, derived from the information included in the preceding tables, amount to $ 45,776.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

          Pre-tax loss for the period                                             (107,389)
          Restatement of income and expense items                                     1,214
          Result of long-term investments                                           102,374
          Consolidation adjustment per Technical Pronouncement No. 4                 12,837
          Impairment of value of goodwill                                             (527)
          Non-deductible expenses                                                     8,066
          Organization expenses                                                     (1,181)
                                                                              --------------
          Taxable accounting result                                                  15,394
          Statutory tax rate                                                            35%
                                                                              --------------
          Total income tax charge                                                     5,388
          Variation between closing and opening deferred tax assets                   (927)
          Variation between closing and opening deferred tax liabilities            (2,437)
                                                                              --------------
          Subtotal                                                                    2,024
          Foreign source tax loss (*)                                                   (2)
                                                                              --------------
          Tax determined                                                              2,022
                                                                              ==============
          (*) Recognized in other income and expenses

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:  EARNINGS PER SHARE

          Below is a breakdown of the Earnings per share as of June 30, 2004 and 2003:

                                                                    6.30.04              6.30.03
                                                             --------------------  ---------------------
          Loss for the period                                     (112,775)             (57,824)
          Outstanding ordinary shares weighted average            1,092,407            1,092,407
          Adjustment derived from preferred share issue
          convertible into Class B ordinary shares                   36,022                    -
          Diluted ordinary shares weighted average                1,128,429            1,092,407
          Earning per ordinary share:
           - Basic                                                 (0.1032)             (0.0529)
           - Diluted                                               (0.0999)             (0.0529)

NOTE 15:  SUBSEQUENT EVENTS

          After June 30, 2004, the Company made new cash irrevocable capital contributions in Net Investment S.A. for $ 16.

NOTE 16:  CAPITAL INCREASE

          On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to thousand of US$ 100,000, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from that Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in
          Note 1 to these financial statements.

          The capital increase will be formalized through the issuance of up to 149,000,000 non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The above-mentioned preferred shares shall carry

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          preemptive and accretion rights over any eventual issuance of shares by the Company. The preferred shares will be paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to thousand of US$ 100,000 (face value), in the latter case at a rate of thousand of US$ 0.00067114 (face value) of debt for each peso (face value) of shares.

          That Meeting of Shareholders resolved to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be vested in the Board of Directors.

          On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $149,000,000, with a face value of $1 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

          As a result of the full subscription and payment of the 149,000,000 non-voting preferred shares not yet issued, on May 13, 2004, the Company's Board of Directors has set the new Company's capital at pesos 1,241,407,017.

          This increase has been registered with the Superintendency of Corporations on June 8, 2004, under number 6,907, Book 25 of Companies by Shares.

          In addition, as a result of that capital increase, in May 2004 Grupo Financiero Galicia S.A. received in payment thereof 99,965,603 Subordinated Negotiable Obligations due 2019 (face value) issued by Banco de Galicia y Buenos Aires S.A.

NOTE 17:  PRIOR YEAR ADJUSTMENT

          During the quarter ended March 31, 2004, the Company recognized under Prior year adjustment the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustment made by that Bank in such period (See Note 12 to consolidated financial statements). The prior year adjustment disclosed in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a gain adjustment of $26,184 derived from the application of the deferred tax method for calculating income tax and a loss of $37,792 (see preceding paragraph).

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Shares in a Public Offering"
           Fixed assets and investments in assets of a similar nature
                For the period of six months ended June 30, 2004
      In comparative format with the fiscal year ended December 31, 2003.
                     (Figures stated in thousands of pesos)


                                                                      Schedule A


====================================================================================================
                                  ORIGINAL VALUES
----------------------------------------------------------------------------------------------------
                                     At                                                 Accumulated
                                 beginning                              At period      at beginning
     Principal account            of year     Increases   Deletions        end            of year
----------------------------------------------------------------------------------------------------
  Real estate                     3,258           -           -           3,258             128
  Hardware and software             206           -           -             206             121
  Furniture and facilities          521          25           -             546             305
  Total                           3,985          25           -           4,010             554
====================================================================================================


====================================================================================================
                          DEPRECIATION
                                   For the period
                                   --------------                          Net book        Net book
                                                          Accumulated      value at        value at
                     Deletions   Rate %      Amount      at period end      6.30.04        12.31.03
----------------------------------------------------------------------------------------------------
Real estate                  -        2          31           159            3,099             3,130
Hardware and software        -       20          21           142               64                85
Furniture and facilities     -       20          52           357              189               216
Total                        -                  104           658            3,352             3,431
====================================================================================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Intangible assets
For the period of six months ended June 30, 2004
In comparative format with the fiscal year ended December 31, 2003. (Figures stated in thousands of pesos)


                                                                      Schedule B


====================================================================================================
                                  ORIGINAL VALUES
----------------------------------------------------------------------------------------------------
                                     At                                                 Accumulated
                                 beginning                              At period      at beginning
     Principal account            of year     Increases   Deletions        end            of year
----------------------------------------------------------------------------------------------------
  Goodwill                        20,064          -           -          20,064           10,868
  Total                           20,064          -           -          20,064           10,868
====================================================================================================


====================================================================================================
                          AMORTIZATION
                                   For the period
                                   --------------                 Valuation     Net book    Net book
                                                  Accumulated     allowance     value at    value at
              Deletions     Rate %      Amount   at period end   (Schedule E)   6.30.04    12.31.03
----------------------------------------------------------------------------------------------------
Goodwill              -       20         2,007          12,875       1,722         5,467       6,947
Total                 -                  2,007          12,875       1,722         5,467       6,947
====================================================================================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of June 30, 2004 and December 31, 2003 (Figures stated in thousands of pesos)

                                                                      Schedule C

========================================================================================================
Issuance and characteristics of the securities                             Book Value       Book Value
                                                                         as of 6.30.04    as of 12.31.03
--------------------------------------------------------------------------------------------------------
Current investments (*)
Special current account deposits (Notes 9 and 11 and Schedule G)                    20              428
Time deposits (Notes 9 and 11 and Schedule G)                                   18,551           20,929
Mutual Funds (Note 9)                                                              105              190
Government securities (Notes 9 and Schedule G)                                   1,692                -
Negotiable Obligations  (Notes 9 and 11 and Schedule G)                          9,583            2,952
                                                                          ------------------------------
Total current investments                                                       29,951           24,499
========================================================================================================
(*) include accrued interest.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of June 30, 2004 and December 31, 2003 (Figures stated in thousands of pesos)


                                                             Schedule C (contd.)

====================================================================================================================================
                                                                                    Quotation
       Issuance and                                                                 per share     Equity    Book Value   Book Value
     characteristics                           Face                    Acquisition    as of      value as      as of        as of
     of the securities           Class         Value      Number          cost       6.30.04    of 6.30.04   6.30.04      12.31.03
------------------------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations
(Note 11 and Schedule G)                                                                                     343,738(4)      123,840


Banco de Galicia y          Ordinary class "A"    0.001            101                      -
Buenos Aires S.A.           Ordinary class "B"    0.001    438,599,602                 0.0044
                                                          ------------------------
                                                          438,599,703    2,571,375               1,222,992    1,222,992    1,335,308

Net Investment S.A.        Ordinary              0.001         10,500           23         -
                           Irrevocable                                      22,290         -         5,388        5,388        5,975
                           contributions

                                                                                           -
Sudamericana Holding S.A.  Ordinary class "A"    0.001         31,302                      -
                           Ordinary class "B"    0.001         41,735                               18,856       18,856       20,675
                                                            ----------------------
                                                               73,037       33,003
                           Irrevocable
                           contributions                                     9,916

Galicia Warrants S.A.      Ordinary              0.001        175,000       11,829         -         4,369        4,369        4,312


Total Non-current
investments
------------------------------------------------------------------------------------------------------------------------------------
                                                                         2,648,436               1,251,605    1,595,343    1,490,110
====================================================================================================================================

TABLE (con't)

                         ===================================================================================================
                                        INFORMATION ON THE ISSUING COMPANY
                         ---------------------------------------------------------------------------------------------------
                                      LATEST FINANCIAL STATEMENTS (Note 10)
                         ---------------------------------------------------------------------------------------------------
   Issuance and                                                                                                       %
 characteristics                                                                                                   of equity
of the securities             Principal line                         Capital         Net        Shareholders'     held in the
                                of business               Date        Stock     income/(loss)      equity        capital stock
                         ---------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations
(Note 11 and Schedule G)

Banco de Galicia y
Buenos Aires S.A.

                           Financial activities             6.30.04    468,662     (98,266)(1)      1,285,379       93.585537%

Net Investment S.A         Financial and investment                         12      (1,294)(1)          4,962       87.500000%
                           activities                       6.30.04

Sudamericana Holding S.A.
                                                                            83        (643)(2)         21,472       87.500899%

                           Financial and investment
                           activities                       3.31.04

Galicia Warrants S.A.      Issuer of warehouse receipts
                           and warrants                     4.30.04        200          574(3)          4,982       87.500000%
                           ---------------------------------------------------------------------------------------------------
Total Non-current
investments
                           ===================================================================================================


(1) for the period of six months ended June 30, 2004.
(2) for the period of nine months ended March 31, 2004.
(3) for the fiscal year ended April 30, 2004.
(4) includes accrued interests

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Shares in a Public Offering"
                           Allowances and Provisions
                For the period of six months ended June 30, 2004
       In comparative format with the fiscal year ended December 31, 2003
                     (figures stated in thousands of pesos)


                                                                      Schedule E

======================================================================================================================
                                                                                                          Schedule E
                                                       Balance at                                       Balance at end
                   Captions                         beginning of year     Increases      Decreases         of period
----------------------------------------------------------------------------------------------------------------------
Allowances:
Valuation allowance - Intangible assets
  (Schedule B)                                            2,249                  -           (527)           1,722
----------------------------------------------------------------------------------------------------------------------
Total as of 6.30.04                                       2,249                  -           (527)           1,722
----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.03                                          -              3,000           (751)           2,249
======================================================================================================================

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Shares in a Public Offering"
                     Foreign Currency Assets and Liabilities
              Statement of Financial Condition as of June 30, 2004
                             and December 31, 2003
                     (figures stated in thousands of pesos)


                                                                      Schedule G

=====================================================================================================================
                                                                        Amount in                           Amount in
                                       Amount and type                  Argentine                           Argentine
                                          of foreign                    currency     Amount and type of     currency
              Captions                     currency      Quotation     at 6.30.04     foreign currency    at 12.31.03
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                   US$     155.35      2.918             453       US$     320.35           923
Banks                                               -      2.918               -                 0.49             1
Investments
Special current account deposits       US$       6.31      2.918              18       US$     148.70           428
Time deposits                          US$   5,152.83      2.918          15,036       US$   3,987.38        11,484
Government securities                          580.00                      1,692                    -             -
Negotiable obligations                 US$   3,284.07      2.918           9,583       US$   1,025.07         2,952
Other receivables
Miscellaneous receivables              US$     138.81      2.918             405       US$     935.31         2,694
                                                                      ----------                         ----------
Total Current Assets                                                      27,187                             18,482
NON-CURRENT ASSETS                                                    ----------                         ----------
Other receivables
Miscellaneous receivables              US$   1,222.75      2.918           3,568       US$   1,210.78         3,488
Investments
Negotiable obligations                 US$ 117,799.00      2.918         343,738       US$  43,000.00       123,840
                                                                      ----------                         ----------
Total Non-current Assets                                                 347,306                            127,328
                                                                      ----------                         ----------
Total Assets                                                             374,493                            145,810
                                                                      ----------                         ----------
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Miscellaneous liabilities              US$          -      2.958               -       US$      23.32            68
Expense accrual                        US$     134.22      2.958             397       US$     134.22           393
                                                                      ----------                         ----------
Total Current Liabilities                                                    397                                461
                                                                      ----------                         ----------
Total Liabilities                                                            397                                461
===================================================================================================================

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Shares in a Public Offering"
         Information required by Section 64, subsection b) of Law 19550
                For the period of six months ended June 30, 2004
     In comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)


                                                                      Schedule H

====================================================================================================
                                                      Total as of     Administrative     Total as of
           Captions                                     6.30.04          expenses          6.30.03
----------------------------------------------------------------------------------------------------
Salaries and social security charges                        426             426               338
Services to the staff                                         9               9                 9
Trainin courses                                               -               -                 5
Directors' and syndics' fees                                 36              36                30
Fees for services                                           453             453               697
Fixed asset depreciation                                    104             104               107
Intangible asset amortization                             2,007           2,007             2,007
Leasing of brand (*)                                         24              24                23
Stationery and office supplies                                9               9                 9
Condominium Expenses                                         48              48                30
Entertainment, travel and per diem                           19              19                11
Vehicle expenses                                              -               -                 4
Electricity and communications                               31              31                32
Taxes, rates and assessments and contributions            7,346           7,346               333
Bank charges (*)                                              5               5                 1
General expenses (*)                                        282             282               206
                                                       ---------------------------------------------
Total                                                    10,799          10,799             3,842
====================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions
   (per Section 33 of Law 19550). See Note 11 to the financial statements.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Shares in a Public Offering"
    Information required in addition to the Notes to the Financial Statements For the period of six months commenced January 1, 2004 and ended June 30, 2004
                        Presented in comparative format
                     (figures stated in thousands of pesos)


NOTE 1:   LEGAL SYSTEMS

          There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.


NOTE 2:   CLASSIFICATION OF RECEIVABLES AND DEBTS

          2.1. Receivables: See Note 9 to the financial statements.

          2.2. Debts: See Note 9 to the financial statements.


NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          3.1. Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

          3.2. Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.


NOTE 4:   EQUITY INVESTMENTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550

          See Notes 9, 10 and 11 and Schedule C to the financial statements.


NOTE 5:   RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS

          As of June 30, 2004 and December 31, 2003 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                         Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Shares in a Public Offering"
                  Information required in addition to the Notes
                     to the Financial Statements
                                  (Continued)
                      (figures stated in thousands of pesos)


NOTE 6:  PHYSICAL INVENTORY OF INVENTORIES

          As of June 30, 2004 and December 31, 2003 the Company did not have any inventories.


NOTE 7:  FIXED ASSETS

          See Schedule A to the financial statements.

          a) As of June 30, 2004 and December 31, 2003 the Company did not have any technically appraised fixed assets.

          b) As of June 30, 2004 and December 31, 2003 the Company did not have any obsolete fixed assets which have a carrying value.

          c) As of June 30, 2004 and December 31, 2003, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.


NOTE 8:  INSURANCE

          As of June 30, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

=========================================================================================
          Insured assets    Risks covered            Insured    Book Value    Book Value
                                                      amount        as of        as of
                                                                  6.30.04      12.31.03
-----------------------------------------------------------------------------------------
          Office assets     Fire, thunderbolt
                              and/or explosion          200          253          301
=========================================================================================

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                    Information required in addition to the
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 9:   ALLOWANCES AND PROVISIONS

          See Schedule E to the financial statements.


NOTE 10:  CONTINGENCIES

          As of June 30, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.


NOTE 11:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          As of June 30, 2004 and December 31, 2003, there were no irrevocable contributions towards future share subscriptions.


NOTE 12:  DIVIDENDS ON PREFERRED SHARES

          As of June 30, 2004 and December 31, 2003, there were no cumulative unpaid dividends on preferred shares.


NOTE 13:  LEGAL RESERVE

          See Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
             For the period of six months commenced January 1, 2004
            and ended June 30, 2004, presented in comparative format.
                     (figures stated in thousands of pesos)


As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A.   Current Assets:

     a)   Receivables:
          1)   See Note 9 to the financial statements.
          2)   See Notes 4 and 9 to the financial statements.
          3) As of December 31, 2003 and 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of June 30, 2004 and December 31, 2003, the Company did not have any inventories.

B.   Non- Current Assets:

     a)   Receivables:
          As of June 30, 2004 and December 31, 2003 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of June 30, 2004 and December 31, 2003, the Company did not have any inventories.

     c)   Investments:
          See Note 10 and Schedule C to the financial statements.

     d)   Fixed assets:

          1) As of June 30, 2004 and December 31, 2003, the Company did not have any technically appraised fixed assets.

          2) As of June 30, 2004 and December 31, 2003, the Company did not have any obsolete fixed assets which have a carrying value.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                     (figures stated in thousands of pesos)


     e)   Intangible assets:
          1)   See Note 2.e. and Schedules B and E to the financial statements.
          2) As of June 30, 2004 and December 31, 2003, there were no deferred charges.

C.   Current Liabilities:

     a)   Debts:
          1)   See Note 9 to the financial statements.
          2)   See Note 9 to the financial statements.

D.   Allowances and provisions:

     See Schedule E to the financial statements.

E.   Foreign Currency Assets and Liabilities:

     See Note 2.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:

          1) As of June 30, 2004 and December 31, 2003, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.
          2) As of June 30, 2004 and December 31, 2003, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:
          1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity investments in other companies.
          2) As of June 30, 2004 and December 31, 2003, the Company recorded receivables for operations conducted with related companies for $3,973 and $6,182, respectively.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                     (figures stated in thousands of pesos)


          3) As of June 30, 2004 and December 31, 2003 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.

          4)   See Notes 9 and 11 to the financial statements.

          5) As of June 30, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

==========================================================================================================
               Insured assets            Risks covered              Insured    Book Value    Book Value
                                                                     amount      as of          as of
                                                                                6.30.04       12.31.03
----------------------------------------------------------------------------------------------------------
               Office assets     Fire, thunderbolt and/or explosion    200        253            301
==========================================================================================================

          6) As of June 30, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.

          7) As of June 30, 2004 and December 31, 2003, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, August 10, 2004.

(signed) Antonio Roberto Garces
Chairman

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                Informative Review as of June 30, 2004 and 2003
                     (figures stated in thousands of pesos)


Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The loss for the period of six months ended June 30, 2004 reported by the Company amounts to $ 112,775; it was generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.

The Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2003 resolved to exercise the option envisaged in Section 24 of Decree No. 677/01, the Company not therefore adhering to the Optional System for the Mandatory Acquisition of Shares in a Public Offering.

It also approved the absorption of part of the accumulated losses for the fiscal year ended December 31, 2002 stated in currency of February 2003 with the Discretionary Reserve balance of $ 492,339, and to carry forward the remaining loss of $ 972,562.

On January 2, 2004, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations (see Note 16 to the financial statements). On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $149,000,000, with a face value of $1 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

The Ordinary Meeting of Shareholders held on April 22, 2004 resolved to charge the loss for fiscal 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                Informative Review as of June 30, 2004 and 2003
                     (figures stated in thousands of pesos)


On July 4, 2002 the Company approved a proposal made by Banco Galicia Uruguay S.A. by which it would receive 3% in cash and the balance in ordinary negotiable obligations, in exchange for investments it held in that entity. On July 26, 2002, the Company entered into an agreement with that Bank by which it undertook to irrevocably exchange ordinary negotiable obligations for thousand of US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount. On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A. In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A. Grupo Financiero Galicia S.A. has collected interest accrued on subordinated negotiable obligations in US dollars at October 31, 2003 and on the portion of ordinary negotiable obligations in US dollars not exchanged for BODEN 2012 at August 31, 2003. Premium on the portion that was exchanged for those securities and the corresponding yield were collected. On December 22, 2003, the Company collected the cash advance of 7.5% of the principal amount of ordinary negotiable obligations, corresponding to the second exchange proposed by Banco Galicia Uruguay S.A.

On February 3, 2004, the Company exchanged all its holdings of Ordinary Negotiable Obligations for BODEN 2012 and US dollars in cash.

In June 2004, the Uruguayan and Argentine regulatory authorities established the creation of an instrument to secure obligations arising under the reorganization plan. It has been resolved that, together with the implementation thereof, the Entity's authorities established in the corporate by-laws will be restored.

Considering that for purposes of the performance of these activities it is not necessary to obtain authorization to act as a commercial bank, it was resolved to maintain the authorization to operate granted by the National Executive Branch and withdraw the Central Bank of Uruguay authorization, Galicia Uruguay continuing to be intervened until such instrument is implemented.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                Informative Review as of June 30, 2004 and 2003
                     (figures stated in thousands of pesos)

The adoption of this resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of obligations arising under the reorganization plan approved by the Uruguayan courts, nor shall it affect successive debt swaps undertaken by the Entity.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

                                    6.30.04         6.30.03        6.30.02         6.30.01        6.30.00
Current Assets                          30,906          28,571         33,559          65,583         9,327
Non-current Assets                   1,607,752       1,553,214      2,376,568       2,990,353     1,360,635
                                 --------------  --------------  -------------  --------------  ------------
Total Assets                         1,638,658       1,581,785      2,410,127       3,055,936     1,369,962
                                 ==============  ==============  =============  ==============  ============

Current Liabilities                      4,339             843          1,054           1,026         9,350
Non-current liabilities                 45,794          43,213         44,959               7             7
                                 --------------  --------------  -------------  --------------  ------------
Total Liabilities                       50,133          44,056         46,013           1,033         9,357
                                 --------------  --------------  -------------  --------------  ------------

Shareholders' Equity                 1,588,525       1,537,729      2,364,114       3,054,903     1,360,605
                                 --------------  --------------  -------------  --------------  ------------
Total                                1,638,658       1,581,785      2,410,127       3,055,936     1,369,962
                                 ==============  ==============  =============  ==============  ============

KEY INCOME STATEMENT FIGURES

                                    6.30.04         6.30.03        6.30.02         6.30.01        6.30.00
Ordinary operating result            (113,173)        (36,899)      (776,842)       215,678        87,396
Financial results                       5,241         (27,839)        82,165            383           (44)
Other income and expenses                 545           6,931        (44,647)           (69)          633
                                 --------------  --------------  -------------  --------------  ------------
Ordinary net (loss)/ income          (107,387)        (57,807)      (739,324)       215,992        87,985
                                 --------------  --------------  -------------  --------------  ------------
Income tax                             (5,388)            (17)             -              -             -
                                 --------------  --------------  -------------  --------------  ------------
Net (loss) / income                  (112,775)        (57,824)      (739,324)       215,992        87,985
                                 ==============  ==============  =============  ==============  ============

RATIOS

                                     6.30.04         6.30.03         6.30.02        6.30.01         6.30.00
-------------------------------------------------------------------------------------------------------------
Liquidity                            7.122839       33.892052       31.839658      63.921053        0.997540
-------------------------------------------------------------------------------------------------------------
Credit standing                     31.686215       34.903963       51.379262   2,957.311713      145.410388
-------------------------------------------------------------------------------------------------------------
Capital assets                       0.981139        0.981937        0.986076       0.978539        0.993192
-------------------------------------------------------------------------------------------------------------

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                Informative Review as of June 30, 2004 and 2003
                     (figures stated in thousands of pesos)


The Company's individual financial statements have been considered to disclose the key statement of financial condition figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of June 30, 2003, 2002, 2001 and 2000 have been restated to constant currency of February 28, 2003.

Equity investments in other companies

Banco de Galicia y Buenos Aires S.A.
See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity investment in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Cash contributions made as of June 30, 2004 amounted to $ 544. After the closing date of these financial statements, Grupo Financiero Galicia S.A. made new cash contributions for $ 16.

B2Agro S.A., which during 2003 had increased its level of activity by conducting business involving inputs, financial structuring and operations on Mercado a Termino de Buenos Aires, in addition to implementing an alliance to structure the sale of all types of cattle, as scheduled, has analyzed the economic feasibility of the various projects undertaken by it, as well as those related to new commercial products and to the development of technological tools intended for customer management. Considering the projections of the macro and microeconomic variables, and that the projected increased operations on Mercado a Termino de Buenos Aires did not materialize, it was decided to suspend the business intermediation activity and to put a plan into operation to streamline the Company structure, bringing activity down to minimum levels to ensure its proper administration, as well as to carry out a feasibility study to undertake new businesses.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                Informative Review as of June 30, 2004 and 2003
                     (figures stated in thousands of pesos)


The Ordinary and Extraordinary Meeting of Shareholders of Duenovende S.A. held on April 2003 resolved to dissolve this company in advance and subsequently wind it up. During the first quarter of 2004, formalities carried out to close down this company were completed and the Ordinary and Extraordinary Meeting of Shareholders held on April 2, 2004 approved the final winding up purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

Net Investment S.A. permanently evaluates various other types of new business in relation to e-commerce, development of internet projects, broadband communications and contents for wireless services. In all these projects, it seeks to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A.

Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life and retirement insurance companies.- The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

As of March 31, 2004, the production of all companies controlled by Sudamericana Holding S.A. represented 2.46% of the life insurance market, considering the commercially active lines of business.

As of June 30, 2004, the Sudamericana Holding S.A. companies had 1,384,991 insureds and 68,985 insurance policies.

From a business standpoint, within the framework of a greater insurance market stability during most of 2003, the company's business continued to be focused on the maintenance and gradual improvement of its portfolio profit margins, through loyalty campaigns, launches of new products and the adjustment of some of its contract prices.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                Informative Review as of June 30, 2004 and 2003
                     (figures stated in thousands of pesos)


Furthermore, the distribution continued to be focused on the Banco Galicia channel, Tarjetas Regionales S.A. branches and the Salta Institute, which continued to expand its regional scope in the Argentine Northwestern provinces.


In order to diversify the risk coverage and take advantage of the increasing demand for property and casualty insurance, new comprehensive household and ATM theft insurance products were launched through Galicia Patrimoniales Compania de Seguros S.A. The merger of Galicia Vida y Aseguradora de Personas, in addition to the transfer of the Medigap Salud S.A. business to Galicia Vida, reflect a significant development in terms of operating efficiency and cost reduction.


Galicia Warrants S.A.

In the first months of 2004, higher levels of business activity were recorded as against last year.

For seasonal reasons, billings for warrant services provided increased during this period because of the large grain harvest. However, this has been an especial year because the high grain prices, especially soy bean prices, have provided the sector with sufficient liquidity levels. This gave rise to a substantial decline in the demand for borrowing, which discouraged customers from hiring our services.

The situation of various regional economies has been different, where operations, mainly fostered by the current exchange parity and the low short-term rates of interest offered, have led to an increased production and to the need to hire warrant services and raise working capital.

Under this scenario, as long as the financial sector strengthens as a growth stimulator, there will be expectations for a gradual improvement of our level of activity, though we are still far from the levels recorded prior to the December 2001 economic crisis.

The impact generated by the situation mentioned in Note 1, which was recognized as indicated therein, does not enable foreseeing the future development of that situation and its potential effect on the Company. For this reason, these financial statements should be analyzed in the light of those uncertain circumstances.

                         Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the
                 Optional System for the Mandatory Acquisition
                        of Shares in a Public Offering"
                Informative Review as of June 30, 2004 and 2003
                     (figures stated in thousands of pesos)


The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, August 10, 2004.

(Signed) Antonio Roberto Garces. Chairman.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of six months ended June 30, 2004, presented in comparative format with the same period of the previous year, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on August 18, 2004. This translation consists of 115 pages.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de seis meses terminado el 30 de junio de 2004, presentado en forma comparativa con el periodo equivalente del ejercicio anterior, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 18 de agosto de 2004. La presente traduccion consta de 115 hojas utiles.

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.

In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the documents detailed in point I. below. Such documents are the responsibility of the Board of Directors of the Company.

I.   DOCUMENTS EXAMINED

We have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of June 30, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of six months then ended, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them. Furthermore, we have performed a limited review of the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A. as of June 30, 2004 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the period of six months then ended, as well as Notes 1 to 22, which are presented as supplementary information.

II.  SCOPE OF THE LIMITED REVIEW

We carried out our work in accordance with standards applicable in Argentina to syndics. These standards require syndics to review the documents detailed in point I. observing auditing standards applicable to limited reviews of financial statements for interim periods, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

For purposes of our professional work in relation to the documents detailed in point I., we reviewed the work performed by the external auditors, who issued their report on August 10, 2004 in accordance with auditing standards applicable to limited reviews of financial statements for interim periods.

Our review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the audit performed by those professionals. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. It is not the responsibility of the Supervisory Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of six months ended June 30, 2004, contain the information required under National Securities Commission regulations, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that in performance of the legality control that is part of our field of competence, during this period we have applied all the other procedures described in Section 294 of Law 19550 which we deemed necessary according to the circumstances

III. PRELIMINARY EXPLANATIONS

This Supervisory Syndics Committee has evaluated in previous reports situations that, given the general context generated by the profound changes occurred in Argentina's economic and exchange policy as from December 2001, may have affected the normal conduct of the future business activities of the Bank and its controlled entities, as well as their financing sources and results of operations. This also applied to the situation of Banco de Galicia y Buenos Aires S.A. in which the Company holds an equity investment representing 99.1% of its Assets and 99.3% of its Shareholders' Equity. The global uncertainty arising from those situations has been fully or partially resolved, being restricted to the statements made in notes to financial statements and in points 3, 4 and 5 of the external auditors' report.

In notes to its financial statements, the Company discloses and evaluates its own assets and liabilities and/or those of its controlled companies, for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Point 6 of the auditors' report makes reference to these situations.

Consequently, the Bank's financial statements must be analyzed in the light of these circumstances.

IV.  CONCLUSION

In our opinion, based on the review performed with the scope mentioned in point II., the accompanying financial statements have been prepared in accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires and CNV regulations, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled entities, as disclosed in the notes to financial statements and consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Those financial statements give consideration to all significant facts and circumstances which are known to us.

We have no observations to make in performance of the legality control that is part of our field of competence.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of six months ended June 30, 2004, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal respects, in compliance with legal rules applicable in Argentina.

Buenos Aires, August 10, 2004

(Signed) ADOLFO HECTOR MELIAN, Syndic, for the Supervisory Syndics Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of six months ended June 30, 2004, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on August 18, 2004. This translation consists of 3 pages

Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de seis meses terminado el 30 de junio de 2004, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 18 de agosto de 2004. La presente traduccion consta de 3 fojas utiles.

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
                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2(0)
Autonomous City of Buenos Aires
-------------------------------

     1. We have performed a limited review of the statements of financial condition of Grupo Financiero Galicia S.A. as of June 30, 2004, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the periods of six months ended June 30, 2004 and 2003, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of June 30, 2004, and the consolidated income statements and consolidated statements of cash flows for the periods of six months ended June 30, 2004 and 2003, together with Notes 1 to 22, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

     2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for the preparation of the information included in the financial statements and their subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

     3. As mentioned in Note 1 to the financial statements, as a result of the economic crisis affecting Argentina, the period under consideration and prior years have been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these circumstances.

     4. At the date of issue of these financial statements, uncertainty still persists which could affect significantly the Company's equity and results, in relation to (a) compliance by the Public Sector with its obligations towards Grupo Financiero Galicia S.A. and its subsidiaries and consequently to the recoverable value of those assets, which are recorded in its consolidated financial statements, at approximately $15,914,000 thousand and represented by rights, government securities, loans and participations in trusts; and (b) the final resolution on the part of the Public Authorities regarding the approval and delivery of the government securities and the granting of financial assistance to be received by Banco de Galicia y Buenos Aires S.A. for the compensation detailed in Note 1 to the financial statements, and regarding legal actions filed by depositors of that Entity, as well as deposits reimbursed in compliance with court resolutions and recorded in Intangible Assets by Banco de Galicia y Buenos Aires S.A., as a result of the conversion into pesos of deposits and other liabilities established by National Executive Branch Decree 214/02 and complementary rules, as described in Note 1 to the financial statements, and their impact on the recoverability of the assets accounted for and the enforcement value of related liabilities.

     5. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) is subject to a provisional liquidation process. These processes, had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

     6. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control entity differ from CNV general regulations and professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the different valuation and disclosure criteria has not been considered at Grupo Financiero Galicia S.A.

     7. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

          The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

     8. On February 5, 2004, we issued an audit report on Grupo Financiero Galicia S.A. financial statements and consolidated financial statements for the years ended December 31, 2003 and 2002 with an abstention of opinion in view of the uncertain circumstances indicated in paragraphs 3 to 5 of this report and other situations that have been remedied at the date hereof, as mentioned in Note 1 to the financial statements, which affected Banco de Galicia y Buenos Aires S.A. ability to continue with the normal course of its business, and related mainly to the conclusion of the restructuring and/or capitalization process involving its foreign currency denominated financial debts and debts with the BCRA, which enabled that Bank to reschedule the repayment terms thereof and the yield on its assets and liabilities and the recoverability of the private sector portfolio subject to restructuring at that date. In addition to the observations indicated above, our limited review report dated August 4, 2003 on Grupo Financiero Galicia S.A. financial statements as of June 30, 2003 included an observation on the criteria for consolidating Banco de Galicia y Buenos Aires S.A. equity investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation), which were not in accordance with professional accounting standards. As detailed in Note 1 to the financial statements, this situation had been remedied as from the information issued in September 2003. Those reports also included certain departures from professional accounting standards because of the statement made in point 6. above.

     9. Based on the work done and our examination of the financial statements and consolidated financial statements of Grupo Financiero Galicia S.A. for the fiscal years ended December 31, 2003 and 2002, as mentioned in paragraph 8 hereof, we report that:

          a) the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements as of June 30, 2004 and 2003, which have been prepared in accordance with Argentine Central Bank rules and, except as mentioned in paragraph 6 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and we have no observations to make on them other than those indicated in paragraphs 4 and 5 above.

          b) The comparative information included in the basic and consolidated statement of financial condition and in complementary notes and schedules to the attached financial statements derives from the December 31, 2003 financial statements of Grupo Financiero Galicia S.A..

     10.  As called for by the regulations in force, we report that:

          a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of the Corporations Law and pertinent resolutions of the CNV.

          b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept in all formal respects as called for by prevailing legal rules, which maintain the same security and integrity conditions as those authorized by the CNV.

          c) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

          d) As of June 30, 2004, Grupo Financiero Galicia S.A.'s debt accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 12,719.31, which were not yet due at that date.

     Autonomous City of Buenos Aires, August 10, 2004
     ------------------------------------------------



                                        PRICE WATERHOUSE & CO.


                                                       (Partner)
                                        ------------------------
                                        Professional Registration of the Firm:
                                        C.P.C.E.C.A.B.A. To. 1 Fo. 1
                                        Santiago J. Mignone
                                        Public Accountant (U.B.A.)
                                        C.P.C.E. C.A.B.A. To. 233 Fo. 237